Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

GOLAR LNG PARTNERS LP,

GOLAR GP LLC,

NEW FORTRESS ENERGY INC.,

LOBOS ACQUISITION LLC

and

NFE INTERNATIONAL HOLDINGS LIMITED

Dated as of January 13, 2021

i

ii

Exhibit A	Transfer Agreement
Exhibit B	Support Agreement
Exhibit C	Post-Closing Arrangement Agreements
Exhibit D	Form of Limited Partnership Agreement Amendment

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of January 13, 2021, is by and among Golar LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), Golar GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”), New Fortress Energy Inc., a Delaware corporation (“Parent”), Lobos Acquisition LLC, a Marshall Islands limited liability company and an indirect Subsidiary of Parent (“Merger Sub”), and NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales, United Kingdom, and an indirect Subsidiary of Parent (“GP Buyer”). Certain capitalized terms used in this Agreement are defined in Section 8.13.

WHEREAS, the General Partner is a direct, wholly owned Subsidiary of Golar LNG Limited, a Bermuda exempted company (“GP Parent”);

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Marshall Islands LP Act and the Marshall Islands LLC Act, at the Effective Time, Merger Sub will be merged with and into the Partnership, with the Partnership surviving the Merger as a Subsidiary of Parent (the “Merger” and collectively with the other transactions contemplated by this Agreement other than the GP Transfer, the “Transactions”);

WHEREAS, the parties intend that, concurrently with the consummation of the Merger, GP Buyer will purchase from GP Parent, and GP Parent shall transfer to GP Buyer, all of the outstanding membership interests of the General Partner pursuant to the Transfer Agreement attached hereto as Exhibit A (the “GP Transfer”);

WHEREAS, the Conflicts Committee of the Board of Directors of the Partnership (the “Conflicts Committee”) has (i) determined that this Agreement and the Transactions are in the best interests of the Partnership, including its Common Unitholders, (ii) approved this Agreement and the Transactions, such approval constituting “Special Approval” for all purposes under the Partnership Agreement, and (iii) recommended that the Board of Directors of the Partnership (the “Partnership Board”) approve this Agreement and the Transactions, and that the Partnership Board recommend to the Common Unitholders the approval of this Agreement and the Transactions;

WHEREAS, the Partnership Board (acting based upon the recommendation of the Conflicts Committee) has (i) determined that this Agreement and the Transactions are in the best interests of the Partnership, including its Common Unitholders, (ii) approved this Agreement and the Transactions, (iii) resolved to submit this Agreement and the Transactions for approval of the Common Unitholders at a special meeting of the Partnership’s Common Unitholders, and (iv) resolved to recommend approval of this Agreement and the Transactions by Common Unitholders;

WHEREAS, GP Parent, in its capacity as the sole member of the General Partner, has (i) determined that this Agreement, the Transfer Agreement and the consummation of the Transactions and the GP Transfer are in the best interests of the General Partner, and declared it advisable for the General Partner to enter into this Agreement and the Transfer Agreement and (ii) approved the execution, delivery and performance of this Agreement by the General Partner and the consummation of the Transactions and the GP Transfer;

WHEREAS, in order to induce Parent to enter into this Agreement, GP Parent and the General Partner entered into a Support Agreement, of even date herewith, with Parent, in the form of Exhibit B attached hereto;

WHEREAS, the Board of Directors of Parent (i) has unanimously approved and adopted this Agreement and the Transactions, (ii) has determined that the terms of this Agreement are fair to and in the best interests of Parent and its shareholders, and (iii) has approved the adoption of this Agreement, the execution, delivery and performance of this Agreement and the consummation of the Transactions;

WHEREAS, GP Buyer, in its capacity as the sole member of Merger Sub, has (i) determined that this Agreement and the consummation of the Transactions are in the best interests of Merger Sub, and declared it advisable to enter into this Agreement and (ii) approved the adoption of this Agreement, the execution, delivery and performance of this Agreement and the consummation of the Transactions; and

WHEREAS, the Partnership, the General Partner, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01         Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Marshall Islands LP Act and the Marshall Islands LLC Act, at the Effective Time, Merger Sub shall be merged with and into the Partnership, the existence of Merger Sub shall thereupon cease, and the Partnership shall continue as the surviving entity and a Subsidiary of Parent (such surviving entity, the “Surviving Entity”).

Section 1.02      Merger Effective Time .  On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Partnership and Parent will cause a certificate of merger, executed in accordance with the relevant provisions of the Partnership Agreement, the Marshall Islands LP Act and the Marshall Islands LLC Act (the “Certificate of Merger”), to be duly filed with the Registrar of Corporations of the Republic of the Marshall Islands. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Registrar of Corporations of the Republic of the Marshall Islands or at such later date or time as may be agreed by the Partnership and Parent in writing at or prior to the time of the filing of such Certificate of Merger and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.03         Effects of Merger.  From and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Partnership Agreement and the applicable provisions of the Marshall Islands LP Act and the Marshall Islands LLC Act.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, (a) all the property, rights, privileges and powers of the Partnership shall continue in the Partnership as the Surviving Entity, (b) all the property, rights, privileges and powers of Merger Sub shall vest in the Partnership as the Surviving Entity, (c) all debts, liabilities and duties of the Partnership shall continue in the Partnership as the Surviving Entity, (d) all debts, liabilities and duties of Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Partnership as the Surviving Entity and (e) the General Partner shall continue as the sole general partner of the Partnership.

Section 1.04         Certificate of Limited Partnership and Agreement of Limited Partnership of the Surviving Entity.  At the Effective Time, the certificate of limited partnership of the Partnership as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with applicable Law, and the agreement of limited partnership of the Partnership as in effect immediately prior to the Effective Time shall be amended in the form set forth in Exhibit D hereto and be the agreement of limited partnership of the Surviving Entity from and after the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 5.09 hereof). The name of the Partnership shall remain Golar LNG Partners LP immediately after the Effective Time, and shall remain a Marshall Islands limited partnership, in each case unless changed at a later time in accordance with applicable Law and relevant organizational documents.

Section 1.05         Board of Directors and Officers of Surviving Entity. The directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Entity from and after the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.  The officers of Merger Sub in office immediately prior to the Effective Time shall be the officers of the Surviving Entity from and after the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.06         Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP at 10:00 a.m., New York time, on a date to be specified by the Partnership and Parent, which date shall be as soon as reasonably practicable (but in any event no later than the fifth Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions at such time), or at such other place, time and date as shall be agreed to in writing by the Partnership and Parent.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

ARTICLE II

EFFECT ON INTERESTS;
MERGER CONSIDERATION

Section 2.01         Effect of Merger. At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Partnership, the General Partner, Parent, Merger Sub or any holder of any Partnership Interest or any units of Merger Sub (“Merger Sub Units”):

(a)          Conversion of Merger Sub Units.  Each issued and outstanding Merger Sub Unit immediately prior to the Effective Time shall be converted into and become one (1) duly authorized, validly issued, fully paid and nonassessable common unit of the Surviving Entity (the “Surviving Entity Units”).

(b)       Cancelation of Treasury Units; Treatment of Units Held by the Partnership, Parent, or their respective Subsidiaries.  All Common Units that are owned immediately prior to the Effective Time by the Partnership as treasury units shall be automatically canceled and retired and shall cease to exist and no consideration shall be delivered in exchange for such cancelled Common Units.  Each Common Unit owned by any direct or indirect wholly owned Subsidiary of the Partnership, or by Parent or any direct or indirect Subsidiary of Parent, shall be converted into a proportionate number of Surviving Entity Units.

(c)       Conversion of Common Units.  Subject to Section 2.01(b), Section 2.02(d) and Section 2.06, each Common Unit that is issued and outstanding as of immediately prior to the Effective Time shall automatically be converted into and shall thereafter represent the right to receive cash in an amount equal to $3.55 (the “Common Unit Consideration”). Subject to Section 2.06, as of the Effective Time, all such Common Units converted into the right to receive the Common Unit Consideration pursuant to this Section 2.01(c) shall no longer be outstanding and shall automatically be canceled, retired and shall cease to exist, and each holder of a certificate previously evidencing any Common Unit (each, a “Certificate”) or uncertificated Common Units represented by book-entry (each, a “Book-Entry Unit”) shall cease to have any rights with respect thereto, except (i) the right to receive the Common Unit Consideration pertaining to the Common Units represented by such Certificate or Book-Entry Unit, as applicable, to be paid in consideration therefor, in accordance with Section 2.02(b) and (ii) the right to receive other distributions in accordance with this Article II, in each case without interest.

(d)          Treatment of Partnership Preferred Units.  Each Partnership Preferred Unit issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger and shall be unchanged and remain outstanding, and no consideration shall be delivered in respect thereof.

(e)         Cancellation of Incentive Distribution Rights.  As of the Effective Time, all Incentive Distribution Rights issued and outstanding immediately prior to the Effective Time shall automatically be canceled and cease to exist, and no consideration shall be delivered in respect thereof.

(f)        Treatment of GP Units.  Each GP Unit that is issued and outstanding and unchanged immediately prior to the Effective Time shall remain issued and outstanding immediately following the Effective Time.

Section 2.02         Exchange Fund.

(a)         Paying Agent.  At or prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Partnership to act as agent (the “Paying Agent”) for the payment and delivery of the Common Unit Consideration in accordance with this Article II and, in connection therewith, shall at or prior to the Closing Date enter into an agreement with the Paying Agent in a form reasonably acceptable to the Partnership.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the Common Unit Consideration (the “Exchange Fund”).  From time to time as necessary and determinable, Parent shall promptly deposit or cause to be deposited with the Paying Agent additional cash sufficient to pay the Common Unit Consideration and any distributions payable pursuant to Section 2.02(c) or Section 2.02(e).  Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion.  Any and all interest earned on the funds in the Exchange Fund shall be paid by the Paying Agent to Parent.  Parent shall be treated as the owner of the Exchange Fund for all Tax reporting purposes, any interest or other income earned from the Exchange Fund shall be treated as the income of Parent and Parent shall be responsible for any Taxes imposed on such interest or other income. The Paying Agent shall report such interest or other income as required by applicable Law. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any former holder of Common Units to receive cash and any distributions payable pursuant to Section 2.02(c) or Section 2.02(e) pertaining thereto as provided herein.

(b)          Letter of Transmittal; Exchange of Certificates.  As soon as practicable after the Effective Time (but in no event later than 3 Business Days after the Effective Time), the Surviving Entity or Parent shall cause the Paying Agent to mail to each holder of a Certificate or Book-Entry Unit a form of letter of transmittal (which shall be in such customary form and have such other customary provisions as the Partnership may specify prior to the Effective Time, subject to Parent’s approval (such approval not being unreasonably withheld, conditioned or delayed) (to be sought prior to the Effective Time)), together with instructions thereto, setting forth, inter alia, the procedures by which holders of Certificates or Book-Entry Units may receive the Common Unit Consideration and any distributions to which they are entitled pursuant to this Article II.  Notwithstanding anything in this Agreement to the contrary, holders of Book-Entry Units shall not be required to deliver a Certificate but may, if required by the Paying Agent, be required to deliver an executed letter of transmittal to the Paying Agent in order to receive the Common Unit Consideration such holder is entitled to pursuant to this Article II.  Upon the completion of such applicable procedures by a holder and the surrender of such holder’s Certificates or Book-Entry Units, the Paying Agent shall deliver to such holder (x) cash in an amount equal to the cash such holder has the right to receive pursuant to this Agreement plus (y) any distributions that such holder has the right to receive pursuant to Section 2.02(c) or Section 2.02(e), and such surrendered Certificates or Book-Entry Units shall forthwith be canceled.  If payment of the Common Unit Consideration is to be made to a Person other than the Person in whose name a Certificate surrendered is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment (1) shall have paid any transfer and other Taxes required by reason of the payment of the Common Unit Consideration to a Person other than the registered holder or (2) shall have established to Parent’s reasonable satisfaction that such Tax either has been paid or is not applicable.  Until satisfaction of the applicable procedures contemplated by this Section 2.02 and subject to Section 2.06, each Certificate or Book-Entry Unit shall be deemed at any time after the Effective Time to represent only the right to receive the Common Unit Consideration and any distributions pertaining to the Common Units formerly represented by such Certificate or Book-Entry Unit as contemplated by this Article II.  No interest shall be paid or shall accrue on the Common Unit Consideration payable pursuant to this Article II.

(c)        Unit Register; No Further Ownership Rights in Common Units.  The Common Unit Consideration paid and payments (if any) made pursuant to Section 2.02(e) in respect of each Common Unit upon surrender of Certificates or Book-Entry Units in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Common Units previously represented by such Certificates or Book-Entry Units, subject, however, to (i) Section 2.06 and (ii) the Surviving Entity’s obligation to make any distributions with a record date prior to the Effective Time that may have been declared by the Partnership on Common Units not in violation of the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.  At the Effective Time, the unit register of the Partnership shall be closed and thereafter there shall be no further registration of transfers on the unit register of the Surviving Entity of Common Units that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Common Units formerly represented by Certificates or Book-Entry Units immediately prior to the Effective Time shall cease to have any rights with respect to such underlying Common Units except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.02(e), if, at any time after the Effective Time, Certificates or Book-Entry Units are presented to the Surviving Entity or Parent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)          Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Common Unit Consideration and any distributions to be paid in respect of the Common Units formerly represented by such Certificate as contemplated by this Article II.

(e)         Termination of Exchange Fund.  At any time following the first anniversary of the Closing Date, the Surviving Entity shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) that had been made available to the Paying Agent and which has not been disbursed to former holders of Common Units, and thereafter such former holders shall be entitled to look only to Parent and the Surviving Entity for, and Parent and the Surviving Entity shall remain liable to the extent required by applicable Law for, payment of their claims of the Common Unit Consideration and any distributions pertaining to their former Common Units that such former holders have the right to receive pursuant to the provisions of this Article II.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, immediately prior to such time, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)          No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Entity or the Paying Agent shall be liable to any Person for Common Unit Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

Section 2.03         Withholding Taxes.  Parent, Merger Sub and their respective Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount payable to the Common Unitholders or any of their respective Affiliates pursuant to this Agreement, any amounts that would be required to be deducted and withheld under applicable Laws in respect of Taxes.  To the extent such amounts are so deducted or withheld and timely paid over to the applicable Governmental Authority or other applicable Person in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Parent, Merger Sub, and the Partnership shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would be required to be deducted and withheld on payments made pursuant to this Agreement under applicable Laws in respect of Taxes.

Section 2.04         Partnership Options. Effective as of the Effective Time, each then-outstanding option to purchase Common Units (each, a “Partnership Option”) granted pursuant to any Partnership Plan, whether or not vested, shall, automatically and without any action on the part of the holder thereof, be vested, cancelled and converted into the right to receive, and the Surviving Entity shall pay to each former holder of any such Partnership Option (through the Surviving Entity’s payroll system, if applicable), an amount in cash equal to the product of (i) the excess, if any, of the Common Unit Consideration over the applicable exercise price per Common Unit of such Partnership Option and (ii) the number of Common Units subject to such Partnership Option, payable as soon as reasonably practicable (but no later than the first payroll date) after the Closing Date. For the avoidance of doubt, any Partnership Option which has a per Common Unit exercise price that is greater than or equal to the Common Unit Consideration shall be cancelled at the Effective Time for no consideration or payment. On or prior to the Closing Date, the Partnership shall adopt any resolutions and take all such lawful actions as may be reasonably necessary to provide for and give effect to the transactions contemplated by this Section 2.04.

Section 2.05       Partnership Phantom Units. Effective as of the Effective Time, each Partnership Phantom Unit that is outstanding immediately prior to the Effective Time, whether or not vested, shall, automatically and without any action on the part of the holder thereof, be vested, cancelled and converted into the right to receive, and the Surviving Entity shall pay to each former holder of any such Partnership Phantom Unit (through the Surviving Entity’s payroll system, if applicable), an amount in cash equal to the product of (i) the Common Unit Consideration and (ii) the number of Common Units subject to such Partnership Phantom Unit, payable as soon as reasonably practicable (but no later than the first payroll date) after the Closing Date. On or prior to the Closing Date, the Partnership shall adopt any resolutions and take all such lawful actions as may be reasonably necessary to provide for and give effect to the transactions contemplated by this Section 2.05.

Section 2.06         Adjustments.  Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding Common Units shall have been changed into a different number of Common Units or a different class by reason of the occurrence or record date of any subdivision, reclassification, recapitalization, split, combination, exchange of Common Units or similar transaction, the Common Unit Consideration shall be appropriately adjusted to reflect such subdivision, reclassification, recapitalization, split, combination, exchange of Common Units or similar transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP AND THE GENERAL PARTNER

The Partnership and the General Partner jointly and severally represent and warrant to Parent and Merger Sub that, except as (A) set forth in the disclosure schedule delivered by the Partnership to Parent and Merger Sub on the date of this Agreement (the “Partnership Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the Partnership Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection), or (B) disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2018 by the Partnership and publicly available prior to the date of this Agreement (the “Partnership Filed SEC Documents”), excluding disclosure (other than statements of fact) contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Partnership Filed SEC Documents or that otherwise constitute risk factors or forward looking statements of risks:

Section 3.01         Organization; Standing.

(a)         The Partnership is a limited partnership duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands.  The Partnership has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the due incorporation and valid existence of the Partnership) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Partnership is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  A true and complete copy of each of the Partnership Organizational Documents (i) is included in the Partnership Filed SEC Documents or (ii) has been provided to Parent prior to the date hereof.  Neither the Partnership nor any of its Subsidiaries, as applicable, are in violation of the Partnership Organizational Documents, except as would not be material to the Partnership and its Subsidiaries taken as a whole.

(b)         Each of the Partnership’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.02         Capitalization.

(a)          As of the date hereof, the issued and outstanding partnership interests of the Partnership consist of (i) 69,301,636 Common Units, (ii) 5,520,000 Partnership Preferred Units, (iii) 1,436,391 GP Units, (iv) 24,000 options for Common Units outstanding, (v) 58,960 Partnership Phantom Units, and (v) the Incentive Distribution Rights. All such interests have been duly authorized and validly issued in accordance with the Partnership Agreement and are fully paid (to the extent required under the Partnership Agreement) and, except with respect to the GP Units,  nonassessable (except as described in the Partnership Filed SEC Documents and except as such nonassessability may be affected by Sections 30, 41, 51 and 60 of the Marshall Islands LP Act).  As of the date hereof GP Parent owns 21,333,586 Partnership Common Units and the General Partner owns all of the Partnership’s Incentive Distribution Rights and the GP Units.

(b)          Except as described in this Section 3.02(b), as of the date hereof, there are (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Partnership, (ii) no outstanding securities of the Partnership convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Partnership, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Partnership, or that obligate the Partnership to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Partnership, (iv) no obligations of the Partnership to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Partnership (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Partnership Securities”) and (v) no other obligations by the Partnership or any of its Subsidiaries to make any payments based on the price or value of any Partnership Securities or dividends paid thereon.  There are no outstanding agreements or instruments of any kind that obligate the Partnership or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Partnership Securities (or obligate the Partnership to grant, extend or enter into any such agreements relating to any Partnership Securities) or that grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Partnership Securities.  Except as described in this Section 3.02(b), no direct or indirect Subsidiary of the Partnership owns any Partnership Common Units.  Except as listed on Section 3.02(b) of the Partnership Disclosure Schedule, none of the Partnership or any Subsidiary of the Partnership is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Partnership Securities or any other agreement relating to the disposition, voting or dividends with respect to any Partnership Securities.  No holder of securities in the Partnership or any of its Subsidiaries has any right to have such securities registered by the Partnership or any of its Subsidiaries. All outstanding Partnership Common Units and Partnership Preferred Units have been duly authorized and validly issued and are free of preemptive rights.

(c)          The list set forth in Exhibit 8.1 to the Annual Report on Form 20-F of the Partnership for the year ended December 31, 2019 (the “2019 Form 20-F”) reflects, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Partnership.  All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Partnership are owned, directly or indirectly, beneficially and of record, by the Partnership free and clear of all Liens, other than Permitted Encumbrances, and material transfer restrictions other than transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws.  Each outstanding share of capital stock of, or other equity or voting interests in, each Subsidiary of the Partnership that is held, directly or indirectly, by the Partnership, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Partnership, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Partnership.  None of the Subsidiaries of the Partnership has any outstanding equity compensation plans relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Partnership.

(d)          Section 3.02(d) of the Partnership Disclosure Schedule sets forth, as of the date of this Agreement, any joint venture, partnership or other similar arrangement or other entity in which the Partnership has an equity interest (other than a wholly owned Subsidiary of the Partnership) (each a “Joint Venture Entity” and collectively the “Joint Venture Entities”), including for each Joint Venture Entity, (i) the name and jurisdiction of formation of such Joint Venture Entity (ii) the number of shares of capital stock of, or other equity or voting interests in, such Joint Venture Entity that is owned, directly or indirectly, beneficially and of record, by the Partnership or by any Subsidiary of the Partnership (the “Joint Venture Interests”), (iii) the total number of outstanding shares of each class of capital stock of, or other equity or voting interests in, such Joint Venture Entity and (iv) the percentage ownership interests of such Joint Venture Entity held directly or indirectly by the Partnership.  All of the Joint Venture Interests are owned by the Partnership or its Subsidiaries, as applicable, free and clear of all Liens, other than Permitted Encumbrances, and material transfer restrictions other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws.

Section 3.03         Authority; Noncontravention.

(a)         Each of the Partnership and the General Partner has all necessary limited partnership or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject to obtaining the Partnership Unitholder Approval in the case of the Partnership. The execution, delivery and performance by each of the Partnership and the General Partner of this Agreement, and the consummation by the Partnership and the General Partner of the transactions contemplated hereby, have been duly authorized by the sole member of the General Partner and by the Partnership Board and approved by the sole member of the General Partner and by each of the Conflicts Committee and the Partnership Board and, except for obtaining the Partnership Unitholder Approval, no other entity action on the part of the Partnership or the General Partner is necessary for the Partnership or the General Partner to authorize the execution, delivery and performance by the Partnership and the General Partner of this Agreement and the consummation by the Partnership and the General Partner of the Transactions. This Agreement has been duly executed and delivered by the Partnership and the General Partner and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Partnership and the General Partner, enforceable against the Partnership and the General Partner in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)        The Conflicts Committee, at a meeting duly called and held, has (i) determined that this Agreement and the Transactions are in the best interests of the Partnership, including its Common Unitholders, (ii) approved this Agreement and the Transactions, such approval constituting “Special Approval” for all purposes under the Partnership Agreement, and (iii) recommended that the Partnership Board approve this Agreement and the Transactions and that the Partnership Board recommend to the Common Unitholders the approval of this Agreement and the Transactions.

(c)         The Partnership Board (acting based upon the recommendation of the Conflicts Committee) has (i) determined that this Agreement and the Transactions are in the best interests of the Partnership, including its Common Unitholders, (ii) approved this Agreement and the Transactions, (iii) resolved to submit this Agreement and the Transactions for approval of the Common Unitholders at a special meeting of the holders of the Partnership’s Common Units, and (iv) resolved to recommend approval of this Agreement and the Transactions by the Common Unitholders.

(d)          Except as set forth in Section 3.03(d) of the Partnership Disclosure Schedule, none of (i) the execution and delivery of this Agreement by the Partnership, (ii) the consummation by the Partnership of the Transactions, or (iii) performance or compliance by the Partnership with any of the terms or provisions hereof, will (A) contravene, conflict with or violate any provision (1) of the Partnership Charter or Partnership Agreement or (2) of the similar organizational documents of any of the Partnership’s Subsidiaries or (B) assuming (1) compliance with the matters set forth in Section 4.02(b) (other than Section 4.02(b)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 4.02(b)), (2) that the actions described in Section 3.03(a) have been completed, (3) that the authorizations, consents and approvals referred to in Section 3.04 and (4) that the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (1) through (4), prior to the Effective Time, (w) violate any Law applicable to the Partnership or any of its Subsidiaries, (x) violate or constitute a breach of or default (with or without notice or lapse of time or both) that results in expected losses, individually or in the aggregate, of greater than $50 million to the Partnership’s earnings under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, capital lease, sale-leaseback, sublease, license, contract or other agreement (each, a “Contract”) to which the Partnership or any of its Subsidiaries is a party or by which any of the assets or properties of the Partnership or its Subsidiaries, as applicable, are bound, or give rise to any right to terminate, cancel, amend, modify or accelerate the Partnership’s or, if applicable, any of its Subsidiaries’, rights or obligations under any such Contract, (y) give rise to any right of first refusal, preemptive right, tag-along right, transfer right or other similar right of any other party to a Contract to which the Partnership, any of its Subsidiaries or any of the Joint Venture Entities is bound, or (z) result in the creation of any Lien on any properties or assets of the Partnership or any of its Subsidiaries, except, in the case of clause (A)(2) and clause (B) (other than clause (x)), as would not reasonably be expected to have a Material Adverse Effect.

Section 3.04         Governmental Approvals.  Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Act or the Exchange Act, (b) the filing of the Certificate of Merger with the Registrar of Corporations of the Republic of the Marshall Islands, (c) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the Nasdaq, and (d) such other consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained under any non-U.S. Antitrust Laws, no consents or approvals, filings, authorizations, declarations or registrations with, any Governmental Authority is necessary for the execution, delivery of this Agreement by the Partnership, the performance by the Partnership of its obligations hereunder and the consummation by the Partnership of the Transactions.

Section 3.05         Partnership 2020 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)          Each registration statement and each report prepared by the Partnership or its Subsidiaries, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC after January 1, 2020 (including any such reports filed subsequent to the date hereof, the “Partnership 2020 SEC Documents”) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Partnership 2020 SEC Documents, and none of the Partnership 2020 SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding written comments from the SEC with respect to the Partnership 2020 SEC Documents.

(b)       The 2019 Form 20-F contains the following financial statements: the Partnership’s audited consolidated (i) statements of operations, (ii) statements of comprehensive income, (iii) statements of cash flows and (iv) statements of changes in Partners’ capital for the years ended December 31, 2019, 2018 and 2017. The Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 30, 2020 contains the Partnership’s unaudited condensed consolidated (i) balance sheet as of September 30, 2020 (the “Latest Balance Sheet”), (ii) statements of operations and comprehensive income/loss, (iii) statements of cash flows and (iv) statements of changes in partners’ capital for the 9 months ended September 30, 2020.  The financial statement referenced in the prior two sentences are referred to as the “Financial Statements.” The Financial Statements present fairly the financial position of the Partnership and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and such Financial Statements have been prepared in conformity with GAAP applied on a consistent basis. Since the Latest Balance Sheet, there have been no material changes in the accounting policies of the Partnership (including any change in depreciation or amortization policies or rates, or policies with respect to reserves for uncollectible accounts receivable or excess or obsolete inventory) and no revaluation of the Partnership’s properties or assets. Section 3.05(b) of the Partnership Disclosure Schedule contains a true, correct and complete list of all Indebtedness and identifies for each item of Indebtedness the outstanding principal, the accrued but unpaid interest and any applicable prepayment or call penalty or premium.

(c)          Neither the Partnership nor any of its Subsidiaries is in material breach, violation or default and no event has occurred that would result in a material breach, violation or default (with or without notice or lapse of time or both) under (a) any Contract or Contracts relating to, individually or in the aggregate, any Indebtedness of the Partnership or its Subsidiaries with outstanding obligations of $50 million or more or that would result in a cross-default of other Indebtedness of the Partnership or its Subsidiaries, (b) any Joint Venture Contract or any Contract of the type described in Section 3.17(a)(xiii) or (c) any charter for any of the Vessels.

(d)        The Partnership maintains books and records that completely and fairly reflect the assets and liabilities of the Partnership and the Partnership maintains a proper and effective system of accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of Financial Statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(e)       Except as listed on Section 3.05(e) of the Partnership’s Disclosure Schedule, since January 1, 2019, neither the Partnership, nor any director, officer or accountant thereof, has received any material complaint, allegation, assertion or claim, whether written or oral, that the Partnership has engaged in illegal or fraudulent accounting practices. There are no significant deficiencies or material weaknesses in the design or operation of the internal controls of the Partnership which have materially and adversely affected the ability of the Partnership to record, process, summarize and report financial data. There is no fraud, whether or not material, involving management or other employees that was reported to the board or management of the Partnership.

(f)          The minute books of the Partnership are accurate and complete in all material respects and contain records of all corporate action taken by the unitholders, the board of directors, and committees of the board of directors of the Partnership, respectively, since January 1, 2016 and no material corporate action of the unitholders, board of directors, or committee of the board of directors has been taken since such date for which minutes have not been prepared and are not contained in such minute books.

Section 3.06         Absence of Certain Changes.  Since September 30, 2020, (a) through the date of this Agreement (i) except for the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of the Partnership and its Subsidiaries has been carried on and conducted in all material respects in the Ordinary Course (other than any commercially reasonable actions taken by the Partnership and its Subsidiaries outside of the Ordinary Course in response to changes or developments resulting from COVID-19 or any COVID-19 Measures) and (ii) neither the Partnership nor any of its Subsidiaries has taken any action or failed to take any action that would have resulted in a breach of Section 5.01(b)(i), (ii), (iii), (iv), (v), (vii), (viii), (ix), (x), (xi), (xii), (xiii) or (xv), had the restrictions thereunder been in effect since September 30, 2020, and (b) there has not been any event, circumstance, development, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.07         Legal Proceedings.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (a) pending or, to the Knowledge of the Partnership, threatened Proceeding, suit, arbitration, action, claim, dispute, hearing, charge, complaint, indictment, litigation or, to the Knowledge of the Partnership, investigation against the Partnership or any of its Subsidiaries, or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon the Partnership or any of its Subsidiaries or any director or officer of the Partnership or any of its Subsidiaries or, to the Knowledge of the Partnership, any other Person for whom the Partnership or any of its Subsidiaries may be liable as an indemnifying party or otherwise, in each case, by or before any Governmental Authority.

Section 3.08         Compliance with Laws; Permits.

(a)          The Partnership and each of its Subsidiaries are in compliance with all federal, national, provincial, state, local or multinational laws, statutes, common laws, ordinances, codes, rules, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law, Permits, regulations, decrees, codes or executive orders enacted, issued, adopted, promulgated or applied by or on behalf of any Governmental Authorities (collectively, “Laws”) applicable to the Partnership or any of its Subsidiaries, except where the failure to be in compliance would not have a Material Adverse Effect.

(b)        Except (i) as described in or contemplated by the Partnership Filed SEC Documents, (ii) for those that are the responsibility of the counterparties to obtain pursuant to the terms of the charter agreements relating to the Vessels as such agreements are currently in effect and (iii) where the failure to so possess would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Partnership, each of its Subsidiaries (other than the Joint Venture Entities) and, to the Knowledge of the Partnership, each of the Joint Venture Entities, holds all licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Authorities necessary for the Partnership, each such Subsidiary and each such Joint Venture Entity, as applicable, to own, lease and operate its properties and assets and necessary for the lawful conduct of their respective businesses as each such business is now being, or at such time was, conducted (collectively, “Permits”), and all such Permits are in full force and effect.

Section 3.09         Tax Matters.

(a)         The Partnership and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by any of them.  All such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects, and all material Taxes owed by the Partnership and each of its Subsidiaries that are due (whether or not shown on any Tax Return) (i) have been duly and timely paid or (ii) are being contested in good faith by appropriate Proceedings and have been adequately reserved against in accordance with GAAP.

(b)        Neither the Partnership nor any of its Subsidiaries has received written notice of any audits, examinations, investigations, claims or other Proceedings in respect of any Taxes or Tax Returns of the Partnership or any of its Subsidiaries and there are no audits, examinations, investigations, claims or other Proceedings pending, proposed (tentatively or definitely), asserted, or threatened in writing with respect to any material Taxes payable by or with respect to the Partnership or any of its Subsidiaries.

(c)          There are no Liens for Taxes on any of the assets of the Partnership or any of its Subsidiaries other than Permitted Encumbrances.

(d)        None of the Partnership or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of applicable Law).

(e)         No deficiency for any material Tax has been proposed, threatened, asserted or assessed by any Governmental Authority in writing against the Partnership or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn.

(f)          Neither the Partnership nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to an assessment or deficiency for material Taxes (other than any waivers or extensions that are no longer in effect or any extensions of time to file Tax Returns obtained in the Ordinary Course), and no request for such extension or waiver is pending.

(g)       Neither the Partnership nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) or comparable provision of any other applicable Tax Law.

(h)         The Partnership and each of its Subsidiaries have withheld all material Taxes required to have been withheld by them in connection with amounts paid or owed to (or any benefits or property provided to) any employee, independent contractor, creditor, shareholder or any other third party and have complied in all material respects with all related Tax deposit and reporting requirements.

(i)          Neither the Partnership nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnity or similar agreement (other than agreements exclusively between or among the Partnership and its Subsidiaries or that were entered into in the Ordinary Course the principal purpose of which is not the allocation or indemnification of Taxes).

(j)          Neither the Partnership nor any of its Subsidiaries (i) has granted any power of attorney that will remain in force after the Closing with respect to any matters relating to any Taxes, (ii) has applied for a ruling from a taxing authority relating to any material Taxes or has proposed to enter into an agreement with a taxing authority relating to any material Taxes, in each case, that is pending or (iii) has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or been issued any private letter rulings, technical advance memoranda or similar agreement or rulings by any taxing authority relating to material Taxes that is in effect or will be in effect after the Closing.

(k)          Neither the Partnership nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return except for a group of which the Partnership is the common parent.  Neither the Partnership nor any of its Subsidiaries has any liability for any Taxes of any Person (other than the Partnership or its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. law, or as a transferee or successor.

(l)          No claim in writing has been made by any Governmental Authority in a jurisdiction where the Partnership or its Subsidiaries does not file Tax Returns that the Partnership or its Subsidiaries is or may be subject to Tax in that jurisdiction.

(m)        Neither the Partnership nor any of its Subsidiaries (i) has a permanent establishment (within the meaning of an applicable Tax treaty), branch, or other fixed place of business, nor (ii) has otherwise been, or deemed to be, engaged in a trade or business, in each case, in any jurisdiction other than its own country of incorporation or formation.

(n)         Neither the Partnership nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income from any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in a method of accounting for a taxable period ending on or before the Closing Date, (ii) any installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or before the Closing, (iii) any prepaid amount received or deferred revenue accrued on or prior to the Closing, or (iv) any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of applicable Tax Law) executed on or before the Closing.

(o)         The Partnership has made a valid election under U.S. Treasury Regulation Section 301.7701-3 to be classified as an association taxable as a corporation for U.S. federal income tax purposes.

(p)        For purposes of this Agreement, (i) “Tax” means all federal, national, provincial, state or local taxes, charges, fees, levies, duties, tariffs, imposts, or other similar assessments or liabilities in the nature of taxes, including gross income, net income, capital gains, gross receipts, estate, branch profits, estimated, alternative or minimum, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, stamp, registration, recording, documentary, customs, import, export, services, withholding, employment, unemployment, severance, social security, disability, national health insurance, payroll and franchise taxes imposed by a Governmental Authority, together with any interest, penalties, assessments or additions to tax, whether disputed or not, imposed by any Governmental Authority; and (ii) “Tax Returns” means all reports, returns, forms, declarations, statements or other information, including any supplement, schedule or attachment thereto and any amendment thereof, supplied to or required to be supplied to a Governmental Authority in connection with the determination, assessment, administration, or collection of Taxes or enforcement of any Laws related to Taxes.

Section 3.10         Employee Benefits.

(a)         Except as set forth in 3.10(a) of the Partnership Disclosure Schedule, the Partnership does not have any Partnership Plans. With respect to each Partnership Plan, the Partnership has made available to Parent a true and complete copy of the plan document and any amendments thereto. Each Partnership Plan (i) has been established, adopted, operated, maintained and administered in material compliance with its terms and applicable Law; (ii) if required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable regulatory authorities; and (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment.

(b)          Neither the Partnership nor any ERISA Affiliate has incurred, or reasonably expects to incur, directly or indirectly, any liability under Title IV of ERISA that has not been satisfied in full, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due) and, to the Knowledge of the Partnership, no condition exists that would reasonably be expected to present a material risk of incurring such liability.

(c)         Neither the execution or delivery of this Agreement nor the consummation of the Transactions will, either alone or in conjunction with any other event (i) entitle any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries to any payment or benefit (or result in the increase, accelerated vesting or payment, or funding or accelerated funding of any such payment or benefit) or (ii) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries.

Section 3.11         Labor Matters. Other than the Partnership’s Corporate Secretary, the Partnership and its Subsidiaries do not have, and since January 1, 2020 has not had, any employees.

Section 3.12         Intellectual Property.

(a)          The Partnership does not own any material Intellectual Property.

(b)         Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Partnership and its Subsidiaries own or possess adequate Intellectual Property necessary to carry on their business in the manner as currently conducted, and (ii) the Partnership and its Subsidiaries have not received any written notice of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property.

Section 3.13         Anti-Takeover Provisions.  No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or similar statute or regulation (each, a “Takeover Law”) applies to the Partnership with respect to this Agreement or the Merger.

Section 3.14         Title to Properties.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Partnership and its Subsidiaries have good and valid title to, or, if applicable, valid leasehold interests in, or valid license or right to use, all of the Partnership’s and its Subsidiaries’ assets, in each case as such property is currently being used, subject to no security interests other than Permitted Encumbrances.

Section 3.15         Vessels. Section 3.15 of the Partnership Disclosure Schedule is a true, complete and accurate list and description of all of the Partnership’s and its Subsidiaries’ ownership interest in any vessel (each a “Vessel” and collectively, “Vessels”), including each Vessel’s name, owner, charterer attached to it as of the date of this Agreement, its manager, International Maritime Organization number, flag, type, date built, capacity (dwt), gross tonnage and class.

(a)          Each Vessel is properly registered in the name of the legal owner under and pursuant to the flag and law of each Vessel’s applicable country of flagship, and all fees due and payable in connection with such registration has been paid.

(b)         Each Vessel has been maintained in a proper and efficient manner in accordance with the internationally accepted standards for good ship maintenance and shall be in good operating order, condition and repair and be seaworthy.

(c)          At the time of Closing, each Vessel shall not:

(i)           be under arrest or otherwise detained;

(ii)          other than in the Ordinary Course, be in possession of any Person (other than such Vessel’s master and crew); or

(iii)         be subject to any Lien, other than a Permitted Encumbrances.

(d)       At Closing, each Vessel (other than Vessels that are in lay-up) is supplied with valid and up-to-date safety, safety construction, safety equipment, radio, loadline, health, tonnage, trading and other certificates or documents as required under any applicable Law and internationally accepted standards for good ship management and operations.

(e)          No blacklisting or boycotting of any type has been or will have been applied or exists or will exists in respect of any Vessel.

(f)          Except as disclosed in the Partnership 2020 SEC Documents there are no outstanding options or other rights to purchase any Vessel.

Section 3.16         Environmental Matters.

(a)         Each of the Partnership and its Subsidiaries is in compliance with any and all applicable foreign, federal, state and local Laws and regulations relating to pollution or the protection of the environment or imposing liability or standards of conduct concerning the use, handling, storage or management of any Hazardous Materials (“Environmental Laws”), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b)        Each of the Partnership and its Subsidiaries (i) has received all permits required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted (“Environmental Permits”) except for any such Environmental Permits that are the responsibility of the charter parties under the charter agreements relating to the Vessels as such agreements are currently in effect and which Environmental Permits the charter parties have obtained and (ii) are in compliance with all terms and conditions of any such Environmental Permits, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(c)          There has been no known or threatened release into the environment of any Hazardous Material for which the Partnership or any of its Subsidiaries are or could become liable, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)        Neither the Partnership nor any of its Subsidiaries has entered into or agreed to any consent order, decree or Contract, or are subject to or have received any notice of violation, claim, settlement, or order, in each case relating to liability under any Environmental Law other than any thereof that has not had, or would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)        There are no Liens, written notices or Proceedings pending or, to the Knowledge of the Partnership, threatened regarding any actual or potential liability under, violation of, or non-compliance with, any Environmental Law or Environmental Permit other than any liability, violation or non-compliance that has not had, and would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)          The Partnership has delivered or otherwise made available for inspection to Parent true, complete and correct copies and results of any reports, data, investigations, audits, assessments, material correspondence, studies, analyses, tests or monitoring in the possession of or reasonably available to the Partnership or any of its Subsidiaries pertaining to:  (i) any unresolved liabilities under Environmental Law; (ii) any Release of Hazardous Materials by the Partnership or any of its Subsidiaries or at any property currently or formerly owned, operated or leased by the Partnership or any of its Subsidiaries; or (iii) the Partnership's or any of its Subsidiaries’ compliance with applicable Environmental Laws.

(g)          In the Ordinary Course, the Partnership and its Subsidiaries periodically review the effect of Environmental Laws on their business, operations and properties, in the course of which they identify and evaluate costs and liabilities that they believe are reasonably likely to be incurred pursuant to such Environmental Laws (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Partnership and its Subsidiaries have reasonably concluded that such associated costs and liabilities relating to the Vessels would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.17         Partnership Material Contracts.

(a)          Section 3.17(a) of the Partnership Disclosure Schedule contains a list of each Contract to which any of the Partnership or its Subsidiaries is party or by which any of them or any of their properties or assets may be bound that is in effect as of the date of this Agreement (excluding any Contracts to which Parent or any of its Affiliates is a party) and that falls in one or more of the following categories (collectively, whether or not scheduled and including any such Contracts entered into after the date hereof, the “Partnership Material Contracts”):

(i)         any Contract containing covenants binding upon the Partnership or its Subsidiaries that restrict during any period of time the ability of the Partnership or any of its Subsidiaries to compete or engage in any business or geographical area;

(ii)         any Contract containing any “most favored nations,” exclusivity or similar right or undertaking in favor of any party other than the Partnership and its Subsidiaries with respect to any material goods or services purchased or sold by the Partnership or its Subsidiaries and that would bind Parent or any of its Subsidiaries following the Closing Date;

(iii)      any Contract with any third party which provides for the purchase of energy, capacity or ancillary services from the Partnership or any of its Subsidiaries and that (1) generated revenues from such third party in excess of $5 million in the aggregate for the Partnership or any of its Subsidiaries during the year ended December 31, 2020 or that is expected to do so during the year ending December 31, 2021 or (2) is expected to generate revenues from such third party in excess of $5 million in the aggregate for the Partnership or any of its Subsidiaries over the term of such Contract;

(iv)      any Contract with any third party which provides operating and maintenance, asset management or other similar project-level services to the Partnership or any of its Subsidiaries, that involved payments by the Partnership or any of its Subsidiaries during either of the years ended December 31, 2019 or December 31, 2020 in excess of $5 million in the aggregate or that is expected to do so during the year ending December 31, 2021;

(v)       any (A) material warranty agreement or performance guarantee Contract, (B) operation and maintenance Contract, and (C) asset management Contract;

(vi)        any lease, sublease or similar Contract with any Person under which the Partnership or any of its Subsidiaries is a lessor or sublessor of, or makes available for use to any Person, any interests in real property;

(vii)      any Contract for the sale of any asset or collection of assets that would reasonably be expected to be material to the Partnership’s or any of its Subsidiaries’ respective businesses in the aggregate;

(viii)      any Contract involving the payment of more than $5 million in 2020 or would reasonably be expected to provide for the purchase of more than $5 million in the aggregate in respect of the Partnership’s business in 2021 or any future year that is not terminable at will by the Partnership or any of its Subsidiaries (or by Parent and the Surviving Entity following the Closing Date) on less than 60 days’ notice without penalty;

(ix)         any charter for any Vessel;

(x)          any Contract relating to any Indebtedness of the Partnership or any of its Subsidiaries;

(xi)         any Contract under which (i) any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of the Partnership or any of its Subsidiaries or (B) the Partnership or any of its Subsidiaries has directly or indirectly guaranteed or assumed Indebtedness, Liabilities or obligations of another Person in excess of $5 million individually or $10 million in the aggregate;

(xii)      any material settlement or compromise of any suit, claim, proceeding or dispute relating to the Partnership or any of its Subsidiaries that would materially and adversely impact the business currently being conducted by the Partnership or any of its Subsidiaries at or following the Closing Date;

(xiii)     any Contract establishing or providing for any material partnership, strategic alliance, joint venture or material collaboration (including any Joint Venture Entity);

(xiv)       any Contract requiring capital expenditures in excess of $5 million individually or $10 million in the aggregate;

(xv)      any other Contract not made in the ordinary course that is material to the business currently being conducted by the Partnership or any of its Subsidiaries;

(xvi)       any currency, interest rate or other hedge, swap or other derivative Contract.

(b)          Each Partnership Material Contract is valid, binding and in full force and effect and is enforceable by and against the Partnership or one of its Subsidiaries in accordance with its terms, except as has not been and would not reasonably be expected  to have a Material Adverse Effect.  Except as would not have a Material Adverse Effect, each of the Partnership and its Subsidiaries has performed all obligations required to be performed by it to date under the Partnership Material Contracts to which it is a party and is not in breach of or default thereunder, and, to the Knowledge of the Partnership, no other party to any Partnership Material Contract is in breach of or default thereunder, in each case in any respect that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)          The Partnership has made available to Parent prior to the date hereof a true and correct copy of each Partnership Material Contract (or, if such Contract is not in written form, a true and correct summary of the material terms thereof).

Section 3.18         Joint Venture Agreements.  As of the date of this Agreement, (a) each agreement pursuant to which any Joint Venture Entity is a party (the “Joint Venture Contracts”) is valid and binding on the applicable Joint Venture Entity, and to the Knowledge of the Partnership, each other party thereto, and is in full force and effect, (b) the applicable Joint Venture Entity, and, to the Knowledge of the Partnership, any other party thereto, has performed all material obligations required to be performed by it under each Joint Venture Contract, (c) none of the Joint Venture Entities has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of such Joint Venture Entity under any Joint Venture Contract, except where such default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (d) to the Knowledge of the Partnership, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a default on the part of any counterparty under such Joint Venture Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (e) to the Knowledge of the Partnership, no Joint Venture Entity to a Joint Venture Contract is, insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and (f) there are no disputes under any Joint Venture Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.19         Customers.  Part I of Section 3.19 of the Partnership Disclosure Schedule sets forth a true and complete list of each customer who was one of the 10 largest sources of revenue for the Partnership and its Subsidiaries during the fiscal year ended December 31, 2020, based on amounts paid or payable, or that will reasonably be expected to be one of the ten (10) largest sources of revenues for the Partnership and its Subsidiaries for the fiscal year ending December 31, 2021 (each, a “Significant Customer”). Since January 1, 2020 and except as set forth in Part II of Section 3.19 of the Partnership Disclosure Schedule, to the Knowledge of the Partnership, no Significant Customer has indicated an intention to (i) terminate its relationship with the Partnership or its Subsidiaries or (ii) change, materially and adversely, the terms and conditions of the time charter or time charters under which it charters any Vessel or Vessels from the Partnership or its Subsidiaries.

Section 3.20         Insurance Policies. The Partnership and its Subsidiaries carry or are entitled to the benefits of insurance policies, with financially sound and reputable insurers, in such amounts and covering such risks as are generally maintained by companies of established repute engaged in the same or similar business. All such insurance policies are in full force and effect, all premiums due thereon have been paid in full, neither the Partnership nor any of its Subsidiaries is in material breach or material default thereunder or has failed to give due and timely notice of any material claim or occurrence under any such insurance policy, no such insurance claim has been disputed or denied by the applicable insurer, and during the twelve (12) months prior to the date of this Agreement no notice of cancellation or termination has been received by the Partnership or any of its Subsidiaries with respect to any such insurance policy. The Partnership and its Subsidiaries have no reason to believe that they will not be able to (i) renew their existing insurance coverage as and when such policies expire or (ii) obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct their business as now conducted and at a cost that would not reasonably be expected to have a Material Adverse Effect.

Section 3.21         Export Controls.

(a)         None of the Partnership or its Subsidiaries nor, to the Knowledge of the Partnership, any director or officer, of the Partnership or its Subsidiaries (i) is, or is controlled or 50% or more owned by or is acting on behalf of, an individual or entity that is currently subject to any sanctions administered or enforced by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, the United Kingdom (including sanctions administered or enforced by Her Majesty’s Treasury) or other relevant sanctions authority that broadly prohibit dealings with that individual or entity (collectively, “Sanctions” and such persons, “Sanctioned Persons”), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”).  Except as disclosed in the Partnership Filed SEC Documents, none of the Partnership nor its Subsidiaries has knowingly engaged in any dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country, in the preceding 3 years where such dealings or transactions would have violated said Sanctions, nor does any of the Partnership or its Subsidiaries have any plans to increase its dealings or transactions with or for the benefit of Sanctioned Persons, or with or in Sanctioned Countries, where such dealings or transactions would have violated said Sanctions.

(b)          None of the Partnership nor its Subsidiaries, nor, to the Knowledge of the Partnership, any director, officer, agent, employee or Affiliate of the Partnership or its Subsidiaries is currently the subject of or engaged in any activity in violation of any U.S. Sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

Section 3.22         Anti-Corruption.  Neither the Partnership nor any of its Subsidiaries nor, to the Knowledge of the Partnership, any director, officer, employee or agent of the Partnership or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that could result in a violation or a sanction for violation by the Partnership, the Subsidiaries or such persons of the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010  or the Brazilian Anti-Corruption Act Law no. 12,846, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Partnership and its Subsidiaries have instituted and maintain policies and procedures to ensure compliance therewith.

Section 3.23         Opinion of Financial Advisor.  The Conflicts Committee has received the opinion of Deutsche Bank Securities Inc. (“Conflicts Committee Financial Advisor”) to the effect that, as of the date of such opinion and subject to the various assumptions, qualifications and limitations set forth therein, the Common Unit Consideration was fair, from a financial point of view, to the Common Unitholders (other than Excluded Persons as defined therein).  It is agreed and understood that such opinion is for the benefit of the Conflicts Committee and, as to matters on which the Partnership Board is acting based on the recommendation of the Conflicts Committee, the Partnership Board, and may not be relied on by Parent or Merger Sub for any purpose.

Section 3.24         Brokers and Other Advisors.  Except for the Conflicts Committee Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Partnership or any of its Subsidiaries. The Partnership is solely responsible for the fees and expenses of the Conflicts Committee Financial Advisor as and to the extent set forth in the engagement letter dated December 11, 2019, as amended on February 26, 2020, August 28, 2020, and January 10, 2021. The Partnership has previously delivered to Parent a complete and accurate copy of each such engagement letter with the Conflicts Committee Financial Advisor.

Section 3.25         No Other Representations or Warranties.

(a)          Except for the representations and warranties made by the Partnership in this Article III, neither the Partnership nor any other Person makes any other express or implied representation or warranty with respect to the Partnership or any of its Subsidiaries or Joint Venture Entities or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.  In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by the Partnership in this Article III, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Partnership, any of its Subsidiaries or their respective businesses, (b) any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption or otherwise concerning reserves for losses, loss adjustment expenses or uncollectible reinsurance or (c) any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Partnership, the negotiation of this Agreement or the course of the Transactions.

(b)          Notwithstanding anything to the contrary contained in this Agreement, the Partnership and the General Partner acknowledge and agree that neither the Parent nor Merger Sub, nor any Affiliate or Representative of either of them, has made or is making any representation or warranty relating to Parent, any of its Subsidiaries or Merger Sub, whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent and its Subsidiaries furnished or made available to the Partnership or any of its Representatives and that neither the Partnership nor the General Partner has relied on any such other representation or warranty not set forth in Article IV. Without limiting the generality of the foregoing, the Partnership and the General Partner acknowledge that, other than as set forth in Article IV, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or other information that may have been made available to the Partnership or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions or the GP Transfer) and that neither the Partnership nor the General Partner has relied on any such other representation or warranty not set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Partnership that, except as (A) set forth in the disclosure schedule delivered by Parent to the Partnership on the date of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection), or (B) disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2018 by Parent and publicly available prior to the date of this Agreement (the “Parent Filed SEC Documents”), excluding disclosure (other than statements of fact) contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Parent Filed SEC Documents or that otherwise constitute forward looking statements of risks:

Section 4.01         Organization; Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands.  Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the due organization and valid existence of Parent and Merger Sub) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.02         Authority; Noncontravention.

(a)         Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, have been duly and unanimously authorized and approved by the Board of Directors of Parent and the sole member of Merger Sub, and no other corporate or limited liability company action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, other than filing the Certificate of Merger with the Registrar of Corporations of the Republic of the Marshall Islands and the approval of this Agreement by GP Buyer in its capacity as sole member of Merger Sub (which approval shall be provided by the written consent of Parent immediately following execution of this Agreement).  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Partnership, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.  The Board of Directors of Parent has unanimously, and the sole member of Merger Sub has, (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, Parent and Merger Sub and their respective shareholders and members, and (ii) adopted resolutions that have approved this Agreement and the Merger, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(b)         None of (i) the execution and delivery of this Agreement by Parent and Merger Sub, (ii) the consummation by Parent of Merger Sub of the Transactions, or (iii) performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (A) contravene, conflict with or violate any provision (1) of the Parent Organizational Documents or (2) of the similar organizational documents of any of Parent’s Subsidiaries or (B) assuming (1) compliance with the matters set forth in Section 3.03(b) (other than Section 3.03(b)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 3.03(b)), (2) that the actions described in Section 4.02(a) have been completed, (3) that the authorizations, consents and approvals referred to in Section 4.03 and, in the case of Merger Sub, the approval of this Agreement and the Merger by GP Buyer in its capacity as sole member of Merger Sub are obtained and (4) that the filings referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (1) through (4), prior to the Effective Time, (x) violate any Law applicable to Parent, Merger Sub or any of Parent’s Subsidiaries, (y) violate or constitute a breach of or default (with or without notice or lapse of time or both) under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of Parent’s Subsidiaries is a party or by which any of the assets or properties of Parent, Merger Sub or any of Parent’s Subsidiaries, as applicable, are bound, or give rise to any right to terminate, cancel, amend, modify or accelerate Parent’s or, if applicable, any of its Subsidiaries’ rights or obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of Parent, Merger Sub or any of Parent’s Subsidiaries, except, in the case of clause (A)(2) and clause (B), as would not reasonably be expected to have a Parent Material Adverse Effect.

(c)          The approval of this Agreement and the Merger by the sole member of Merger Sub is the only vote or approval of the holders of any class or series of equity interests of Merger Sub that is necessary to approve this Agreement and the Merger.

Section 4.03         Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Exchange Act, (b) compliance with the rules and regulations of the Nasdaq, (c) the filing of (i) the Certificate of Merger with the Registrar of Corporations of the Republic of the Marshall Islands and (ii) appropriate documents with the relevant authorities of other jurisdictions in which the Partnership or any of its Subsidiaries is qualified to do business, and (d) such other consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained under any non-U.S. Antitrust Laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, or notification to, or waiver from, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations, registrations, notifications or waivers that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.04         Ownership and Operations of Merger Sub.  Parent owns, indirectly, beneficially and of record all of the outstanding equity of Merger Sub, free and clear of all Liens.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any business activities other than those relating to the Transactions.

Section 4.05         Sufficient Funds. Parent will have available to it at the Effective Time, sufficient funds for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the aggregate Common Unit Consideration and all related fees and expenses required to be paid by Parent or Merger Sub pursuant to the terms of this Agreement.

Section 4.06         Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

Section 4.07         Ownership of Partnership Securities.  As of the date of this Agreement, neither Parent nor any of its Subsidiaries owns any Partnership Securities other than the beneficial ownership of the Partnership Securities that may be deemed to result from the Support Agreement.

Section 4.08         No Other Representations or Warranties.

(a)         Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Partnership or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Partnership acknowledges the foregoing.  In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other Person makes or has made any express or implied representation or warranty to the Partnership or any of its Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses, (b) any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption or otherwise concerning reserves for losses, loss adjustment expenses or uncollectible reinsurance or (c) any oral or written information presented to the Partnership or any of its Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or the course of the Transactions.

(b)        Notwithstanding anything to the contrary contained in this Agreement, Parent and Merger Sub acknowledge and agree that neither the Partnership nor the General Partner, nor any Affiliate or Representative of either of them, has made or is making any representation or warranty relating to the Partnership, any of its Subsidiaries or Joint Venture Entities, or the General Partner, whatsoever, express or implied, beyond those expressly given by the Partnership and the General Partner in Article III or the Transfer Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Partnership, its Subsidiaries and/or Joint Venture Entities furnished or made available to Parent or any of its Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in Article III or the Transfer Agreement. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge that, other than as set forth in Article III or the Transfer Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or other information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions or the GP Transfer) and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in Article III or the Transfer Agreement.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.01         Conduct of Business of the Partnership and its Subsidiaries.

(a)          Except as expressly provided by this Agreement, as set forth in Section 5.01(a) of the Partnership Disclosure Schedule, as may be required by applicable Law or as expressly consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Closing (the “Pre-Closing Period”), the Partnership and its Subsidiaries shall use commercially reasonable efforts to, (i) conduct each of the Partnership’s and its Subsidiaries’ respective businesses in the Ordinary Course in all material respects, (ii) preserve the Partnership’s and its Subsidiaries’ assets, and (iii) maintain the goodwill and reputation of the Partnership’s and its Subsidiaries’ respective businesses in all material respects; provided that this Section 5.01(a) shall not prohibit the Partnership or any of its Subsidiaries or Joint Venture Entities from taking commercially reasonable actions outside of the Ordinary Course in response to changes or developments resulting from COVID-19 or any COVID-19 Measures; provided, further, however, that prior to taking any such action outside of the Ordinary Course, the Partnership shall consult with Parent and consider in good faith the views of Parent regarding any such proposed action.

(b)          Without limiting the generality of Section 5.01(a), and except for (x) as otherwise expressly provided in this Agreement, (y) as set forth in Section 5.01(b) of the Partnership Disclosure Schedule, or (z) as expressly consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Partnership will not, nor will the Partnership permit any of its Subsidiaries to:

(i)           sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, (x) any Vessel (other than entering into a Charter for a term of 12 months or less in the Ordinary Course or Permitted Encumbrances) or (y) any other asset (other than in the Ordinary Course or Permitted Encumbrances);

(ii)        (A) issue, sell, transfer, pledge or dispose of any equity interests in the Partnership, (B) split, combine, reclassify, redeem, repurchase, acquire (directly or indirectly) or encumber any Common Units, or (C) declare, set aside or pay any distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any equity interests of, the Partnership or any of its Subsidiaries, in each case other than as provided in Section 5.15;

(iii)          make or authorize capital expenditures outside the Ordinary Course exceeding $5 million in the aggregate;

(iv)         other than transactions solely between the Partnership and its wholly owned Subsidiaries or solely between its wholly owned Subsidiaries, (A) make any acquisition (including by merger or amalgamation) of the capital stock or assets of any other Person for consideration in excess of $2 million for any such acquisition or $5 million in the aggregate for all such acquisitions or (B) sell or lease to any Person, in a single transaction or series of related transactions, any of its properties or assets whose value or purchase price exceeds $5 million in the aggregate, except (x) leases and subleases of real property owned by the Partnership or its Subsidiaries and leases of real property under which the Partnership or any of its Subsidiaries is a tenant or a subtenant and voluntary terminations or surrenders of such leases and (y) other transactions in the Ordinary Course;

(v)          change in any material respect its accounting policies or procedures, except insofar as may be required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;

(vi)       (A) amend the Partnership Charter or the Partnership Agreement or (B) amend the comparable organizational documents of any Subsidiary in a manner that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions (with respect to both clauses (A) and (B), whether by merger, amalgamation, consolidation or otherwise);

(vii)     adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Partnership or any of its Subsidiaries;

(viii)      (A) enter into or materially modify any Partnership Material Contract, other than in the Ordinary Course, (B) enter into any Contract that would limit or otherwise restrict the Partnership, any of its Subsidiaries or any of their successors, or any of their respective properties or assets, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries (including the Surviving Entity) or any of their successors, or any of their respective properties or assets, from engaging or competing in any line of business, in any geographic area or with any Person in any material respect or (C) terminate, cancel or request any material change in any Partnership Material Contract other than in the Ordinary Course or (D) enter into or assume any Contract that if in effect on the date hereof would be such a Partnership Material Contract other than in the Ordinary Course, including, in each of clauses (A) through (D), any Contract for any modification of any Vessel;

(ix)         directly or indirectly repurchase, prepay, incur or assume any Indebtedness for borrowed money, guarantee any Indebtedness for borrowed money or enter into any similar agreement in respect of Indebtedness for borrowed money (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) Indebtedness for borrowed money incurred in the Ordinary Course not to exceed $5 million individually or $10 million in the aggregate, (B) drawdowns or prepayments under any existing Indebtedness or other facilities or agreements  made available to Parent prior to the execution of this Agreement or borrowings in the Ordinary Course or (C) refinancings or replacements of any such Indebtedness for borrowed money or agreements in respect of Indebtedness for borrowed money in the Ordinary Course;

(x)          enter into any new Contract with respect to the terminaling, transport, throughput, storage, heating, blending, mixing or sale of petroleum products, other hydrocarbons or other substances other than in the Ordinary Course;

(xi)         grant any Lien (other than Permitted Encumbrances) on any of its material assets other than to secure Indebtedness;

(xii)      settle any Action, in each case made or pending against the Partnership or any of its Subsidiaries, or any of their officers and directors in their capacities as such, other than the settlement of Actions which, in any event (A) is solely for monetary damages for an amount not to exceed $5 million for any such settlement individually or $10 million in the aggregate, (B) does not compromise or waive any material claims or rights of the Partnership or its Subsidiaries, or (C) would not be reasonably expected to prohibit or restrict the Partnership and its Subsidiaries from operating their business in the same manner in all material respects as operated on the date of this Agreement;

(xiii)      except as required by Law, (A) make (if inconsistent with past practice), change or rescind any material election in respect of Taxes, (B) amend any material Tax Return, (C) extend or waive, or agree to extend or waive, any statute of limitation with respect to the assessment, determination or collection of any material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course), (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of applicable Law in respect of Taxes) with any Governmental Authority regarding any material Tax liability or assessment, (E) settle, resolve or otherwise dispose of any material claim or Proceeding relating to Taxes or surrender a right to a material Tax refund, or (F) change any material method of accounting for U.S. federal income or foreign tax purposes;

(xiv)       abandon, dispose of, or permit to lapse any material Intellectual Property owned by the Partnership or its Subsidiaries, or disclose any material trade secret or other material confidential information of the Partnership or any of its Subsidiaries in a manner that would result in the loss of confidentiality thereof, in each case other than in the Ordinary Course;

(xv)      except to the extent required pursuant to any Partnership Plan as in effect on the date of this Agreement, (i) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under, any Partnership Plan or plan, program, policy, practice, agreement or arrangement that would be a Partnership Plan if it had been in effect on the date of this Agreement; (ii) grant or pay, or commit to grant or pay, any bonus, incentive or profit-sharing award or payment to any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries; (iii) increase, or commit to increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries; (iv) take any action to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries; (vi) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Partnership Plan, make any voluntary contributions to a Partnership Plan that are outside the Ordinary Course or materially change the manner in which contributions to such Partnership Plans are made or the basis on which such contributions are determined; or (vii) hire, engage, promote or terminate (other than for cause) any employee, officer or other individual service provider; or

(xvi)       authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c)        Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Partnership’s or its Subsidiaries operations prior to the Effective Time.

(d)          The Partnership shall not (i) enter into or materially modify any Joint Venture Contract, (ii) redeem, purchase, sell, transfer or otherwise acquire or dispose of, or offer to purchase, redeem, sell, transfer or otherwise acquire or dispose of, directly or indirectly, any equity interests or any securities convertible or exchangeable into or exercisable for any equity interests or any bonds, debentures, notes or other indebtedness of any Joint Venture Entity held by the Partnership or its Subsidiaries, (iii) grant any Person any right or option to acquire any securities or equity interest of any Joint Venture Entity held by the Partnership or its Subsidiaries or (iv) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of the securities or equity interests of any Joint Venture Entity held by the Partnership or its Subsidiaries.

Section 5.02         Preparation of the Proxy Statement; Partnership Unitholders’ Meeting.

(a)          As promptly as reasonably practicable after the execution of this Agreement and subject to applicable Law, the Partnership shall prepare the Proxy Statement and shall use its reasonable best efforts to (i) set a record date for the Partnership Unitholders’ Meeting as of the date that is no more than 10 days following the date of this Agreement (or if such date is not a Business Day, the next Business Day) and (ii) cause the Proxy Statement to be disseminated to the Common Unitholders as promptly as reasonably practicable after the date of this Agreement; provided that, in any event, the Proxy Statement shall be disseminated no later than 21 days following the date of this Agreement.  Subject to Section 5.04, the Partnership Board shall make the Partnership Board Recommendation to the Partnership’s Common Unitholders and shall include such recommendation in the Proxy Statement.  Parent shall provide to the Partnership all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Partnership in connection with the Proxy Statement and shall otherwise assist and cooperate with the Partnership in the preparation of the Proxy Statement.  If at any time prior to the Partnership Unitholders’ Meeting, any information relating to the Partnership, Parent or Merger Sub or any of its Affiliates, officers or directors, is discovered by the Partnership or Parent, respectively, that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Prior to any dissemination of the Proxy Statement to the Common Unitholders the Partnership shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Partnership shall consider in good faith. The Partnership or Parent, as the case may be, shall promptly notify the other, and to the extent required by applicable Law, the Partnership shall amend or supplement the Proxy Statement and disseminate such amendment or supplement to its Common Unitholders, as applicable.

(b)          Notwithstanding any Adverse Recommendation Change but subject to Section 5.02(a) and applicable Law and to the extent not prohibited by any Judgment, the Partnership shall take all necessary actions in accordance with applicable Law, the Partnership Charter, the Partnership Agreement and the rules of Nasdaq to establish a record date for, duly call, give notice of, convene and use its reasonable best efforts to hold a special meeting of its Common Unitholders (including any adjournment, recess or postponement thereof, the “Partnership Unitholders’ Meeting”) for the purpose of obtaining the Partnership Unitholder Approval, as soon as reasonably practicable after disseminating the Proxy Statement in accordance with Section 5.02(a) above; provided that, in any event, the Partnership shall hold a special meeting of its Common Unitholders no later than 21 days after disseminating the Proxy Statement, subject to any adjournment of the Partnership Unitholders’ Meeting in accordance with this Agreement.  The Partnership shall use its reasonable best efforts to obtain the Partnership Unitholder Approval.  Notwithstanding anything to the contrary contained in this Agreement, the Partnership may adjourn, recess or postpone the Partnership Unitholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Partnership, after consultation with Parent and outside legal counsel, has determined is required under applicable Law or the Partnership Agreement and for such supplement or amendment to be disseminated and reviewed by the Common Unitholders in advance of the Partnership Unitholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any Proceeding in connection with this Agreement or the Transactions, (iii) if as of the time for which the Partnership Unitholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Common Units represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Partnership Unitholders’ Meeting, (iv) to solicit additional proxies if necessary in order to obtain the Partnership Unitholder Approval, or (v) if, at the time notice by the Conflicts Committee or Partnership Board is required to be given with respect to the Partnership Board’s intention to effect an Adverse Recommendation Clause in accordance with Section 5.03(b)(i) below, there are less than 5 Business Days before the Partnership Unitholders’ Meeting, to allow the Partnership Unitholders’ Meeting to be adjourned, recessed or postponed until such date as would provide Parent with the benefit of the full Partnership Notice Period; provided that the Partnership shall not adjourn, recess or postpone the Partnership Unitholders’ Meeting (or any adjournment or postponement thereof) pursuant to the foregoing clauses (iii) or (iv) for more than 10 Business Days in the aggregate after the date of such meeting (or any adjournment or postponement thereof) without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, further, that in each case, the Partnership shall not be permitted to postpone or adjourn the Partnership Unitholders’ Meeting to a date after the date that is 2 Business Days prior to the Termination Date. The Partnership agrees that no matters shall be brought before the Partnership Unitholders’ Meeting other than the approval of this Agreement and customary procedural matters (including a proposal to adjourn the meeting to allow additional solicitation of votes).

(c)        Unless this Agreement is validly terminated in accordance with Article VII, the Partnership shall submit this Agreement to the Common Unitholders for approval at the Partnership Unitholders’ Meeting even if the Partnership Board (acting on the recommendation of the Conflicts Committee) shall have effected a Partnership Adverse Recommendation Change.

Section 5.03         Adverse Recommendation Change.

(a)          Except as permitted by this Section 5.03, the Partnership Board (acting on the recommendation of the Conflicts Committee) shall not (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Partnership Board Recommendation or (ii) fail to include the Partnership Board Recommendation in the Proxy Statement (the taking of any action described in clauses (i) or (ii) being referred to as an “Adverse Recommendation Change”). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Partnership’s or the General Partner’s Subsidiaries, or the Partnership’s or the General Partner’s Representatives, other than any violation caused by or at the direction of Parent, shall be deemed to be a breach of this Section 5.03 by the Partnership and the General Partner.

(b)          Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Partnership Unitholder Approval, and subject to compliance in all material respects with this Section 5.03(b), the Partnership Board (acting on the recommendation of the Conflicts Committee) may make an Adverse Recommendation Change if, and only if, (A) a Partnership Intervening Event has occurred and the Partnership Board (acting on the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) has determined in good faith, after consulting with its outside legal counsel, that the failure to take such action would reasonably be expected to constitute a breach of its duties under the Partnership Agreement or applicable Law, or (B) the Partnership receives a Takeover Proposal and the Partnership Board (acting on the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) has determined in good faith, after consulting with its outside legal counsel) that such Takeover Proposal constitutes a Superior Proposal and that the failure to take such action would reasonably be expected to constitute a breach of its duties under the Partnership Agreement or applicable Law; provided, however, that the Partnership Board (acting on the recommendation of the Conflicts Committee) may not effect an Adverse Recommendation Change pursuant to the foregoing clause (A) or (B) unless:

(i)          the Conflicts Committee or Partnership Board has provided prior written notice to Parent specifying in reasonable detail the reasons for such action at least 5 Business Days in advance of the Partnership Board’s intention to take such action with respect to an Adverse Recommendation Change (the period inclusive of all such days, the “Partnership Notice Period”); and

(ii)         during the Partnership Notice Period, the Conflicts Committee has negotiated, and has used its reasonable best efforts to cause its financial advisor and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the failure of the Partnership Board (acting on the recommendation of the Conflicts Committee) to effect such Adverse Recommendation Change would not be inconsistent with its duties under the Partnership Agreement or applicable Law; provided, however, that the Conflicts Committee shall take into account all changes to the terms of this Agreement proposed by Parent in determining whether to recommend an Adverse Recommendation Change to the Partnership Board.

Section 5.04         No Solicitation by the Partnership

(a)       The Partnership shall, and shall cause each of its Subsidiaries and Affiliates, and shall use its reasonable best efforts to cause its Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with respect to a Takeover Proposal that are ongoing on or prior to the date of this Agreement and shall promptly request from each Person that has executed a confidentiality agreement with the Partnership within the one-year period prior to and ending on the date of this Agreement in connection with its consideration of making a Takeover Proposal (an “Existing Confidentiality Agreement”) that it promptly return or destroy (as provided in the terms of the applicable Existing Confidentiality Agreement) any non-public information concerning the Partnership or any of its Subsidiaries previously furnished or made available to such Person or any of its Representatives by or on behalf of the Partnership, its Affiliates or its Representatives. The Partnership shall promptly inform its Representatives of the Partnership’s obligations under this Section 5.04 and shall be liable for any action taken by any Representative of the Partnership at the direction of the Partnership that, if taken by the Partnership, would constitute a breach of this Section 5.04. Upon becoming aware of any action by any Representative of the Partnership that would constitute a breach of this Section 5.04 if taken by the Partnership, the Partnership shall stop any such Representative from continuing to take such action, directly or indirectly.

(b)         Notwithstanding anything in the foregoing to the contrary subject to the Partnership’s compliance with the provisions of this Section 5.04, including (in the case of a Takeover Proposal) the execution and delivery of an Acceptable Confidentiality Agreement, the Partnership and its Representatives and the Partnership Board shall be permitted to, at any time prior to obtaining the Partnership Unitholder Approval, in response to a bona fide written Takeover Proposal that was delivered to the Partnership after the date of this Agreement and did not result from any breach of this Section 5.04 take the following actions:

(i)         engage in discussions or negotiations with the Person (and its Representatives) who has made such Takeover Proposal regarding such Takeover Proposal, if the Partnership Board (acting upon the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) determines (A) in good faith, after consultation with its outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after consulting with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the Partnership Agreement or applicable Law; or

(ii)          furnish or disclose any information relating to the Partnership or any of its Subsidiaries to the Person who has made such Takeover Proposal (and its Representatives), if the Partnership Board (acting upon the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) determines (A) in good faith, after consulting with its outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal (B) after consulting with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the Partnership Agreement or applicable Law, but only so long as the Partnership has caused such Person to enter into an Acceptable Confidentiality Agreement; provided that all such information (other than non-intentional, immaterial omissions therefrom) has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such Person.

(c)          From and after the date of this Agreement, the Partnership shall notify Parent promptly (and in no event later than 24 hours after receipt by, or communication to, the Partnership or its Representatives) upon receipt of any Takeover Proposal or inquiry, indication, proposal or offer by any Person that would reasonably be expected to result in a Takeover Proposal after the date of this Agreement. The Partnership shall provide Parent promptly with the identity of such Person, a description of the terms of such Takeover Proposal, inquiry, indication, proposal or offer, and provide to Parent promptly (and in no event later than 24 hours after receipt by, or communication to, the Partnership or its Representatives) unredacted copies of all material correspondence or other material written documentation with respect thereto (and written summaries of any material oral communications). The Partnership shall keep Parent reasonably informed on a prompt basis (24 hours) of any material developments regarding any such Takeover Proposal, inquiry, indication, proposal or offer.  Notwithstanding the foregoing, in the event that the Partnership does not provide the notice or information required to be provided by it to Parent under this Section 5.04(d) within the required 24 hour period, such failure shall not in any circumstance constitute a material breach under this Agreement if the Partnership shall provide such notice or information within an additional 24 hour period (provided, however, that for the avoidance of doubt, the foregoing shall not be read to imply that the failure to provide such notice or information within such additional 24 hour period shall necessarily constitute a material breach under this Agreement).

(d)          Notwithstanding anything to the contrary in this Agreement, the Partnership Board shall be permitted to make any required public disclosure if it determines, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the Partnership Agreement or applicable Law; it being understood, however, that this Section 5.04(d) shall not be deemed to permit the Partnership Board to make an Adverse Recommendation Change. Any public disclosure by the Partnership or the Partnership Board or any committee thereof relating to a Takeover Proposal (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Partnership Board has received and is currently evaluating such Takeover Proposal) shall be deemed to be an Adverse Recommendation Change by the Partnership Board, unless the Partnership Board reaffirms the Partnership Board Recommendation in such disclosure.

Section 5.05         Reasonable Best Efforts.

(a)         Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including (A) preparing and filing promptly all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (B) executing and delivering any additional instruments necessary to consummate the Transactions, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, including any such approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations required under applicable Antitrust Laws, (iii) take all steps that are necessary, proper or advisable to avoid any Actions by any Governmental Authorities with respect to this Agreement or the Transactions and (iv) defend or contest in good faith any Action by any third party (excluding any Governmental Authority), whether judicial or administrative, challenging this Agreement or that would otherwise prevent or materially delay the consummation of the Transactions; provided that nothing in this Section 5.05 or otherwise in this Agreement shall require (and reasonable best efforts or commercially reasonable efforts shall in no event require) Parent or any of its Affiliates to (x) litigate any Action by or on behalf of any Governmental Authority seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions or (y) take or refrain from or to agree to the taking or refraining from any action (including any amendment, waiver or termination of any agreement, including this Agreement) or to permit or suffer to exist any restriction, condition, limitation or requirement that would or would reasonably be expected to result, individually or in the aggregate, in a Burdensome Condition; provided, further, that without the prior written consent of Parent, the Partnership and its Affiliates shall not take or refrain from or agree to the taking or refraining from any action (including any amendment, waiver or termination of any agreement, including this Agreement) or to permit or suffer to exist any restriction, condition, limitation or requirement that would or would reasonably be expected to result, individually or in the aggregate, in a Burdensome Condition.

(b)         Subject to the terms and conditions of this Agreement, the Partnership and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)          Without limiting the general applicability of Section 5.05(a), Parent shall, in consultation and cooperation with the Partnership and as promptly as practicable following the date of this Agreement, file all appropriate documents, forms, filings or submissions with the Governmental Authorities set forth in Section 6.01(b) of the Partnership Disclosure Schedule in order to obtain the Required Regulatory Approvals identified in such Section 6.01(b). Any such filings shall be in material compliance with the requirements of applicable Law.  Each of the parties shall, in connection with the efforts referenced in Section 5.05(a), (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any documents, forms, filings or submissions contemplated by the first sentence of this Section 5.05(c), (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, any Governmental Authority regarding the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Authority, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of the Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or substantive conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting or engaging in any such substantive conversation, to the extent permitted by applicable Law or such Governmental Authority, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (E) furnish the other party with copies of all substantive filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement and the Transactions (excluding any personally sensitive information) and (iv) comply with any inquiry or request from any Governmental Authority as promptly as reasonably practicable, with respect to this Agreement and the Transactions.  The parties agree not to extend, directly or indirectly, any waiting period under any applicable Antitrust Law or enter into any agreement with a Governmental Authority to delay in any material respect or not to consummate the Merger or any of the other Transactions, except with the prior written consent of the other parties hereto, which shall not be unreasonably withheld, conditioned or delayed in the context of seeking such a delay.

(d)         Notwithstanding anything to the contrary herein, each of the Partnership and Parent shall use commercially reasonable efforts to obtain the third party consents and approvals listed on Section 5.05(d) of the Partnership Disclosure Schedule in connection with the consummation of the Transactions and shall cooperate and consult with each other with respect to obtaining such consents, and each of the Partnership and Parent shall bear 50% of any commercially reasonable payments made to third parties in connection with obtaining such consents.

Section 5.06         Transfer Taxes.  Except as provided in Section 2.02(b), all transfer, real estate transfer, documentary, stamp, recording, sales, use and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by Parent and, to the extent applicable, prior to the Effective Time, the Partnership shall cooperate with Parent in preparing, executing and filing any applicable Tax Returns with respect to such Transfer Taxes.

Section 5.07         Public Announcements; Other Communications.  Parent and the Partnership shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except (a) as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system or (b) to the extent that such release or statement is consistent with the final form of the initial press release issued by the parties with respect to the Transactions.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto.  Notwithstanding the foregoing, the parties shall have no consultation or other obligation pursuant to this Section 5.07 with respect to any press release or other public statements to the extent related to any actual or contemplated litigation between or among the parties to this Agreement.  The Partnership will consult with Parent prior to making any substantive internal announcements or other substantive communications to its employees or other constituents with respect to this Agreement or the Transactions and will give good faith consideration to reasonable comments proposed by Parent.  Notwithstanding the foregoing, no Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Takeover Proposal, and matters related thereto, or an Adverse Recommendation Change, other than as set forth in Section 5.04.

Section 5.08         Access to Information; Confidentiality.

(a)        Subject to applicable Law, upon reasonable notice, the Partnership shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Partnership’s officers, employees, agents, properties, books, Contracts and records and the Partnership shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Partnership; provided, further, however, that the Partnership shall not be obligated to provide such access or information if the Partnership determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, waive the protection of an attorney-client privilege or other legal privilege or expose the Partnership to risk of liability for disclosure of sensitive or personal information.  Without limiting the foregoing, in the event that the Partnership does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege.  All requests for information made pursuant to this Section 5.08 shall be directed to the Person designated by the Partnership.  Until the Effective Time, the information provided will be subject to the terms of the confidentiality agreement dated as of November 5, 2020, by and between the GP Parent and a Parent Subsidiary (as may in the future be amended from time to time, the “Confidentiality Agreement”).

(b)         Parent shall not be deemed to violate any of its obligations under the Confidentiality Agreement as a result of performing any of its obligations under this Agreement.

Section 5.09         Indemnification and Insurance.

(a)         From and after the Effective Time until the sixth anniversary of the Effective Time, Parent and the Surviving Entity, jointly and severally, shall indemnify, defend and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Partnership or of a Subsidiary of the Partnership (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ and other professionals’ fees and expenses) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Partnership or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Partnership or such Subsidiary or taken at the request of the Partnership or such Subsidiary (including in connection with serving at the request of the Partnership or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), in each case, to the fullest extent such Indemnitee is entitled to indemnification under the Partnership Charter, the Partnership Agreement, by Contract (if applicable), in each case, as in effect immediately prior to the Effective Time, and applicable Law.  Without limiting the foregoing, Parent, from and after the Effective Time until the sixth anniversary of the Effective Time, shall cause, unless otherwise required by Law, the governing documents of the Surviving Entity to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Partnership Charter and Partnership Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

(b)        At or prior to the Effective Time, the Partnership shall cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, directors’ and officers’ “tail” insurance policies with a claims period of at least 6 years after the Effective Time (the “Tail Period”) from an insurance carrier(s) with the same or better credit rating as the Partnership’s current insurance carrier(s) with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Partnership’s existing policies as of the date hereof with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the Effective Time, and expressly covering the Surviving Entity as a successor in interest (“D&O Tail Insurance”); provided, however, that in no event shall Parent be required to pay in excess  of the amount set forth in Section 5.09(b) of the Parents Disclosure Schedule (the “Maximum Amount”); and provided, further, that if the D&O Tail Insurance is not available or if the cost of the D&O Tail Insurance exceeds the Maximum Amount, the Partnership shall obtain a policy(ies) with the greatest coverage available for a cost not exceeding the Maximum Amount.  Parent and the Surviving Entity shall maintain the D&O Tail Insurance in full force and effect and continue to honor their respective obligations thereunder for the Tail Period.

(c)         The provisions of this Section 5.09 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Partnership Charter, Partnership Agreement, by contract or otherwise.  The obligations of Parent and the Surviving Entity under this Section 5.09 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.09 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.09 applies shall be third-party beneficiaries of this Section 5.09).

(d)         In the event that Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or Surviving Entity or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity shall assume all of the obligations thereof set forth in this Section 5.09.

(e)         Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Partnership or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.09 is not prior to or in substitution for any such claims under such policies.

Section 5.10         Merger Sub and GP Buyer Consents.  Concurrently with the execution of this Agreement, Parent, or its applicable direct or indirect wholly owned Subsidiaries, shall execute and deliver, in accordance with the Marshall Islands LLC Act and in its or its Subsidiaries’ capacities as the sole members of Merger Sub and GP Buyer, written consents for Merger Sub and GP Buyer, respectively, approving this Agreement and the Transactions, to the extent that such has not already been executed.

Section 5.11         Treatment of Certain Existing Indebtedness.  If requested by Parent, the Partnership shall provide such reasonable cooperation to Parent and Merger Sub that either may reasonably request in arranging for, at the Closing, the termination of existing indebtedness of the Partnership and its Subsidiaries and the procurement of customary payoff letters in connection therewith.  In the event that Parent determines in its reasonable discretion that it is necessary or desirable to obtain amendments to any of the existing indebtedness on or prior to the Closing Date in order to, among other things, permit the consummation of the Transactions, then the Partnership shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to cooperate, and to cause its Representatives to cooperate, with Parent in connection with the arrangement and consummation of any such amendments to such existing indebtedness; provided that, (a) such requested cooperation does not unreasonably interfere with the ongoing operations of the Partnership and its Subsidiaries prior to the Closing Date and (b) each party shall bear 50% of the aggregate costs and expenses paid to any third parties in connection with obtaining any amendments, consents or waivers pursuant to this Section 5.11.

Section 5.12         Financing Cooperation.

(a)        From the date hereof until the Closing, the Partnership shall, shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to provide, on a timely basis, at Parent’s and Merger Sub’s sole cost and expense, all customary cooperation reasonably requested by Parent or Merger Sub or any Financing Source to assist Parent, Merger Sub and their Affiliates in causing the conditions to any bank debt financing or any capital markets debt or equity financing deemed necessary or appropriate by the Parent or Merger Sub including, among other things, for the purposes of financing the payment of the Common Unit Consideration, refinancing any existing indebtedness of the Partnership and its Subsidiaries, and any other amounts required to be paid in connection with the consummation of the Transactions (collectively, the “Financing”) to be satisfied, which requested cooperation may include, without limitation:

(i)          providing reasonable cooperation with customary syndication or other marketing efforts, or a customary offering, of Parent and Merger Sub for all or any portion of the Financing, including reasonable access to documents and other information in connection with customary due diligence investigations, and if required by the Financing Sources, causing its management team, with appropriate seniority and expertise, to assist in a reasonable number of meetings, presentations, road shows, marketing materials, due diligence sessions, drafting sessions and sessions with rating agencies and allowing the syndication efforts to benefit from existing banking relationships;

(ii)          upon reasonable advance notice and during normal business hours, (A) providing Parent, Merger Sub and/or the Financing Sources with (x) audited combined balance sheets and related statements of income and cash flows of the Partnership and its consolidated subsidiaries for the two most recently completed fiscal years ended at least 90 days prior to the Closing Date and (y) unaudited combined balance sheets and related statements of income and cash flows of the Partnership and its consolidated subsidiaries for each fiscal quarter ended after the most recent audited financial statements delivered pursuant to clause (x) and furnishing to Parent, Merger Sub and/or the Financing Sources, upon their reasonable request therefor, such other information regarding the Partnership, including other financial information reasonably necessary for the preparation of pro forma financial statements and information regarding the Partnership’s current assets, cash management and accounting systems, policies and procedures relating thereto for purposes of establishing collateral arrangements as of the Closing and to assist with other collateral audits and due diligence examinations, and (B) providing reasonable assistance to Parent’s preparation of pro forma financial information and projections required to consummate the Financing;

(iii)      no later than March 16, 2021, providing the Partnership’s audited consolidated financial statements, including a balance sheet, statements of operations, stockholders’ equity and cash flows as of and for the fiscal year ended December 31, 2020;

(iv)         upon reasonable advance notice and during normal business hours, providing reasonable assistance to Parent and Merger Sub (including by causing its management team, with appropriate seniority and expertise to participate in a reasonable number of meetings, presentations, drafting sessions and sessions with the Financing Sources and rating agencies) in the preparation of rating agency presentations, road show materials, lender information memoranda and other presentations, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents required (which may incorporate, by reference, periodic and current reports filed by the Partnership with the SEC) in connection with the marketing of any syndication, or a customary offering, of all or a portion of the Financing;

(v)          furnishing Parent and/or Merger Sub at least four (4) Business Days prior to the Closing Date with all documentation and other information required and reasonably requested in writing by the parties acting as lead arrangers for, or lenders under, the Financing at least ten (10) Business Days prior to the Closing under applicable “know your customer” and anti-money laundering rules and regulations and the USA Patriot Act of 2001;

(vi)       requesting that the Partnership’s independent accountants participate in accounting due diligence sessions and cooperate with the Financing consistent with their customary practice, including requesting that the Partnership’s independent accountants provide customary comfort letters (including “negative assurance” comfort, if permitted) and consents for use of their reports to the extent required in connection with the marketing and syndication of the Financing or as are customarily required in an offering of debt, equity or equity-linked securities;

(vii)        cooperation with Parent and Merger Sub and their respective efforts to obtain customary corporate, facilities and securities ratings;

(viii)     providing customary authorization letters to the arrangers in respect of the Financing authorizing the distribution of information to prospective lenders;

(ix)      subject to Section 5.12(b), taking all reasonable and customary partnership action, corporate action, limited liability company action or other organizational action, as applicable, subject to the occurrence of the Closing, necessary to permit and/or authorize the consummation of the Financing;

(x)          reasonable facilitation (through providing and executing customary agreements, documents or certificates) of the pledge and perfection of liens and security interests in connection with the Financing, as may be reasonably requested by Parent and/or Merger Sub (provided that no obligation under any such document or agreement will take effect until the Closing);

(xi)        providing all cooperation that is reasonably necessary to satisfy the conditions precedent to any documents relating to the Financing, but solely to the extent the satisfaction of such conditions requires the cooperation of, or is within the control of the Partnership, its Subsidiaries or its Representatives, including ensuring that any financial information is compliant with applicable SEC rules and requirements, and compliant with customary required terms of a debt commitment letter or similar document and updated as necessary to avoid staleness in accordance with applicable SEC rules and requirements, and free of any material misstatement or omission;

(xii)       otherwise providing cooperation that is customary and reasonable in connection with the marketing efforts of Parent, Merger Sub and the Financing Sources; and

(xiii)      the use of its trademarks and logos in connection with the Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Partnership or any of its Affiliates or the reputation or goodwill of the Partnership or any of its Affiliates.

(b)          Notwithstanding anything in this Agreement to the contrary:

(i)          none of the Partnership, its Affiliates or their respective Representatives (at any time) shall be required to pay any commitment or other similar fee, incur or reimburse any costs or expenses or incur any other liability or obligation of any kind that is effective prior to the occurrence of the Closing or give any indemnities prior to the Closing in connection with the Financing (except reasonable and documented out-of-pocket costs to the extent Parent or Merger Sub promptly reimburses the Partnership therefor);

(ii)        none of the Partnership or any of the Affiliates shall be required to (A) execute, enter into, approve or perform any binding agreement or commitment, agree to any change or modification of any existing binding agreement or commitment or incur any other actual or potential liability or obligation in connection with the Financing that is not subject to the occurrence of the Closing or (B) adopt any resolution or otherwise take any corporate or similar action or deliver any certificate, approving or authorizing the Financing that is effective prior to the Closing;

(iii)        nothing shall obligate the Partnership or any Affiliate to provide, or cause to be provided, any legal opinion or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent doing so could reasonably be expected to (A) result in a conflict with or a violation of applicable Law, the Partnership’s or any Affiliate’s organizational documents or any agreement binding on the Partnership or any of its Affiliates or any confidentiality obligations binding on the Partnership or any of its Affiliates, (B) subject the Partnership to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than documented and reasonable out-of-pocket costs that are reimbursed by Parent or Merger Sub) or incur any other liability of any kind or provide or agree to provide any indemnity, (C) subject any director, manager, officer or employee of the Partnership or any of its Affiliates to any actual personal liability or (D) jeopardize any attorney-client privilege; and

(iv)         no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Partnership and its Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Closing.

(c)          The Partnership and its Representatives shall not be obligated in connection with performing their obligations under this Section 5.12 to take or refrain from taking any action that would unreasonably interfere with ongoing business or operations of the Partnership or any of its Affiliates.  Parent and/or Merger Sub shall promptly, upon request by the Partnership, reimburse the Partnership for all reasonable and documented out-of-pocket costs and expenses incurred by the Partnership or any of the Affiliates in connection with the cooperation of the Partnership, the Affiliates and their respective Representatives contemplated by this Section 5.12 and shall indemnify and hold harmless the Partnership, the Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with (1) such cooperation, (2) the Financing, (3) any information used in connection with the Financing (except with respect to written information provided by the Partnership or any of the Affiliates specifically for inclusion in offering materials relating to the Financing) and (4) any action taken by any of them at the request of Parent, Merger Sub or the Financing Sources pursuant to this Section 5.12, except to the extent such losses, damages, claims, costs or expenses arose from the gross negligence, bad faith, material breach or willful misconduct of the Partnership, its Affiliates or their Representatives. Notwithstanding anything in this Agreement to the contrary, the condition set forth in Section 6.02(b), as it applies to obligations of the Partnership under this Section 5.12, shall be deemed satisfied if (1) any breach by the Partnership of its obligations under this Section 5.12 did not cause the failure of the Financing to be obtained or (2) Parent and/or Merger Sub do not have the right to terminate this Agreement pursuant to Section 7.01 as a result of any breaches of this Section 5.12 by the Partnership. The obligations of Parent and Merger Sub under this Section 5.12(c) shall survive the termination of this Agreement.

(d)         Each of Parent and Merger Sub acknowledges and agrees that the Partnership, its Affiliates and their respective Representatives have no responsibility for any financing that Parent or Merger Sub may raise in connection with the Transactions.  Any offering materials and other documents prepared by or on behalf of or utilized by Parent, Merger Sub or their Affiliates, or any Person providing the Financing to Parent or Merger Sub, in connection with Merger Sub’s financing activities in connection with the Transactions, which include any information provided by the Partnership or any of its Affiliates or Representatives, including any offering memorandum, banker’s book, prospectus or similar document used, or any other written offering materials used, in connection with any Financing, shall include a conspicuous disclaimer to the effect that neither the Partnership, nor any of its Affiliates or Representatives nor any employees thereof has any responsibility for the content of such document and disclaim all responsibility therefor and shall further include a disclaimer with respect to the Partnership and its Affiliates and Representatives in any oral disclosure with respect to such Financing.

(e)         All non-public or other confidential information obtained by Parent or Merger Sub, its Representatives or any Person in connection with the Financing and pursuant to this Section 5.12 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to any Person providing the Financing, rating agencies and prospective lenders and investors during syndication or other marketing efforts relating to the Financing, subject to the rating agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities), and to potential investors in a customary offering memorandum and related materials used in connection with an offering of debt or equity securities used to finance the consummation of the Transactions.

(f)          Through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VII, if reasonably requested by Parent, the Partnership shall provide commercially reasonable cooperation to Parent and Merger Sub in taking such actions as are necessary, proper or advisable under any existing indebtedness listed on Section 5.12(f) of the Partnership Disclosure Schedule (collectively, “Existing Debt Documents”) in respect of the Transactions, including delivering or causing a Subsidiary to deliver any such notices, agreements, amendments, releases, consents documents or instruments necessary, proper or advisable to comply with the terms thereof, including the delivery of any officer certificates and opinions of counsel required to be delivered thereunder in connection with the Transactions or as otherwise reasonably requested as it relates to the ongoing operations and business of the Partnership or the Parent and their respective Subsidiaries.  If and to the extent reasonably requested by Parent in writing, the Partnership shall provide commercially reasonable cooperation to Parent and Merger Sub either (A) in arranging for the termination of Existing Debt Documents (and the related repayment or redemption thereof, including the making of a tender offer, with respect to outstanding letters of credit, the cash collateralization thereof or the providing of “backstop” letters of credit with respect thereto) at the Closing (or such other date thereafter as agreed to by Parent and the Partnership), which repayment, redemption, cash collateralization or providing of “backstop” letters of credit shall be the sole responsibility of Parent, and the procurement of customary payoff letters and other customary release documentation in connection therewith or (B) obtaining any consents required under any Existing Debt Documents to permit early redemption, prepayment or the consummation of the Transactions thereunder and obtaining any amendments to or other consents under the Existing Debt Documents as may be reasonably requested by Parent, and in each case, if reasonably requested by Parent, the Partnership shall, and shall cause its Subsidiaries to, execute and deliver such customary notices, agreements, consent documents or instruments necessary in connection therewith. All such actions shall be at the expense of the Parent, conditioned on the consummation of the Transactions, and the Partnership shall have the opportunity to comment on any such discussions.

Section 5.13         Post-Closing Arrangement Agreements;. At or prior to the Closing, the relevant parties shall execute and deliver the post-closing arrangement agreements, substantially in the forms attached to Exhibit C hereto (collectively, the “Post-Closing Arrangement Agreements”).

Section 5.14         Affiliate Agreements.  All agreements set forth on Section 5.14 of the Partnership Disclosure Schedule shall be terminated at or prior to the Closing without further liability to Parent, Merger Sub or any of Parent’s Subsidiaries.

Section 5.15         Distributions.  Until the Effective Time or the earlier termination of this Agreement, the Partnership shall, upon resolution of the Partnership Board in accordance with the relevant provisions of the Partnership Agreement, and subject to compliance with applicable Law, declare and pay, (a) quarterly Series A Distributions and (b) a quarterly distribution on the Common Units with respect to the calendar quarter ended December 31, 2020, for which the record and payment dates shall fall in the calendar quarter ended March 31, 2021, in a manner consistent with past practice, including with respect to timing; provided, that the amount of such quarterly distribution shall not exceed $0.02 per Common Unit.

Section 5.16         Standstill.  Parent agrees that until the earlier of (i) the Closing or termination of this Agreement or (ii) 180 days after the date of this Agreement, neither it nor any of its controlled Affiliates shall acquire (or propose or agree to acquire) of record or beneficially, by purchase or otherwise, the right to vote any Common Units; provided that nothing herein shall limit or restrict Parent from entering into and/or exercising its rights under the Support Agreement.

Section 5.17         Pre-Closing Reorganization.

(a)          The Partnership and the General Partner agree that, upon reasonable request of Parent and upon reasonable prior notice from Parent, the Partnership and the General Partner shall use commercially reasonable efforts to:

(i)          file or consent to any Tax elections or perform such other reorganization transactions with respect to any Subsidiary of the Partnership as Parent may reasonably request in writing (each, a “Pre-Closing Reorganization”);

(ii)         cooperate with Parent and its advisors to determine the nature of the Pre-Closing Reorganizations, if any, that might be undertaken and the manner in which they would most effectively be undertaken, including providing any necessary information in connection therewith;

(iii)        cooperate with Parent and its advisors to seek to obtain consents or waivers, if any, which are required from any third party to give effect to the Pre-Closing Reorganizations; and

(iv)      prepare, or cooperate with Parent to prepare, prior to the Effective Time (or, with respect to any Pre-Closing Reorganization intended to be consummated after the Closing, as soon as reasonably practicable after the Closing), all documentation reasonably necessary and do such other acts and things as are reasonably necessary to give effect to such Pre-Closing Reorganization;

provided, however, that neither the Partnership nor the General Partner shall be required to take or cooperate with any action requested by Parent pursuant to this Section 5.17 if (i) the Partnership or the General Partner determines, in its reasonable discretion, that such action (A) would reasonably be expected to be disadvantageous to a Common Unitholder (or a direct or indirect owner of such Common Unitholder) or holder of Partnership Preferred Units or (B) would reasonably be expected to impede, hinder, or delay the Closing or the satisfaction of any condition to Closing set forth in Article VI or (ii) such action would be effective prior to the Effective Time and the Partnership or the General Partner determines, in its reasonable discretion, that, taking into account Section 5.17(b), such action nonetheless is reasonably expected to be disadvantageous to the Partnership, the General Partner, or their respective Affiliates in the event that Closing does not occur.

(b)          Without limiting the generality of the foregoing, Parent agrees that it will be responsible for all reasonable costs and expenses incurred by the Partnership, its Affiliates (which, for purposes of this Section 5.17, shall at all times include Golar LNG Limited), and the General Partner associated with any Pre-Closing Reorganization, including professional fees and expenses and Taxes, and shall indemnify and save harmless the Partnership, its Affiliates, and the General Partner and their respective Representatives from and against any and all losses, damages, claims, Taxes, costs or expenses suffered or incurred by any of them in connection with or as a result of any such Pre-Closing Reorganization, except to the extent such losses, damages, claims, Taxes, costs or expenses arose from the bad faith or willful misconduct of the Partnership or its Representatives. Parent hereby agrees that any actions taken at the request of Parent pursuant to this Section 5.17 shall not constitute a breach of, or non-compliance with, a representation, warranty or covenant in this Agreement by the Partnership, its Affiliates, or the General Partner.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01         Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Partnership, the General Partner, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)         Partnership Unitholder Approval. Partnership Unitholder Approval shall have been obtained in accordance with applicable Law and the Partnership Charter and Partnership Agreement.

(b)         Required Regulatory Approvals.  The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or terminations of waiting periods required from, any Governmental Authorities set forth in Section 6.01(b) of the Partnership Disclosure Schedule shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the expiration or termination of all such waiting periods being referred to as the “Required Regulatory Approvals”), and all such Required Regulatory Approvals shall be in full force and effect.

(c)          No Injunctions or Restraints.  No injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining or otherwise prohibiting consummation of the Merger.

Section 6.02         Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)         Representations and Warranties.  The representations and warranties of the Partnership and the General Partner (i) set forth in Section 3.06(b) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made as the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) set forth in Section 3.03(d)(B)(x) shall be true and correct (disregarding all qualifications or limitations as to "materiality", "Material Adverse Effect" and words of similar import set forth herein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) set forth in Section 3.02, Section 3.03(d)(A)(1), Section 3.06(a), Section 3.13 and Section 3.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) set forth in this Agreement, other than those sections specifically identified in clause (i), (ii) or (iii) of this Section 6.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure to be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)         Performance of Obligations of the Partnership. The Partnership and the General Partner shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)          No Material Adverse Effect. Since the date of this Agreement, there shall not have been any effect, change, circumstance, development event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)          Officer’s Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Partnership by a senior executive officer of the Partnership to the effect that the conditions set forth in Section 6.02(a) through Section 6.02(c) have been satisfied.

(e)          No Burdensome Condition. The Required Regulatory Approvals shall have been filed or obtained or shall have occurred, as applicable, in each case, without the imposition of a Burdensome Condition.

(f)          Post-Closing Arrangement Agreements. The relevant parties shall have executed and delivered the Post Closing Arrangement Agreements.

(g)          Resignations. Parent and Merger Sub shall have received the written resignation of each member of the Partnership Board, effective as of the Effective Time.

(h)          Material Third-Party Consents

. The Partnership shall have received and delivered to Parent the third-party consents and approvals listed on Section 5.05(d) of the Partnership Disclosure Schedule, and all such consents and approvals shall remain in full force and effect.

(i)          Transfer Agreement. All conditions to GP Buyer’s obligation to close the GP Transfer under Section 5.1 of the Transfer Agreement shall have been satisfied or waived.

Section 6.03          Conditions to Obligations of the Partnership. The obligations of the Partnership to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.02 and Section 4.06 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in this Agreement, other than those sections specifically identified in clause (i) of this Section 6.03(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality” and “Parent Material Adverse Effect”) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure to be so true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)          Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)          No Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have been any effect, change, circumstance, development event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)          Officer’s Certificate. The Partnership has received at the Closing a certificate signed on behalf of the Parent by a senior executive officer of the Parent to the effect that the conditions set forth in Section 6.03(a) through Section 6.03(c), have been satisfied.

(e)          Post-Closing Arrangement Agreements. The relevant parties shall have executed and delivered the Post-Closing Arrangement Agreements.

(f)          Transfer Agreement. All conditions to GP Parent’s obligation to close the GP Transfer under Section 5.2 of the Transfer Agreement shall have been satisfied or waived.

Section 6.04          Frustration of Closing Conditions. The Partnership may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if such failure was primarily caused by the failure of the Partnership to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement.  Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if such failure was primarily caused by the failure of Parent or Merger Sub to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement.

ARTICLE VII

TERMINATION

Section 7.01         Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted):

(a)          by the mutual written consent of the Partnership and Parent (which, in the case of the Partnership, must be approved by the Conflicts Committee);

(b)          by either of the Partnership or Parent:

(i)          if the Merger shall not have been consummated on or before July 13, 2021, the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach in any material respect by such party of its representations and warranties set forth in this Agreement or the failure in any material respect of such party to perform any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement, has been a primary cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii)         a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting any of the Transactions; provided, however, the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party whose failure to perform any of its obligations pursuant to Section 5.05 resulted in the entry of the order or the taking of such other action;

(iii)         if the Partnership Unitholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Partnership Unitholder Approval shall not have been obtained;

(iv)         at any time prior to the receipt of the Partnership Unitholder Approval, if the Partnership willfully and materially breaches Section 5.04; or

(c)          by Parent:

(i)          if the Partnership or the General Partner shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02 and (B) is incapable of being cured prior to the Termination Date, or if capable of being cured, has not been cured by the Partnership or the General Partner within 30 days after the Partnership’s receipt of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination (or in any event has not been cured by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its material representations, warranties, covenants or agreements hereunder; or

(ii)       prior to but not after Partnership Unitholder Approval is obtained, if the Partnership Board (acting on the recommendation of the Conflicts Committee) shall have made an Adverse Recommendation Change; or

(d)          by the Partnership if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured prior to the Termination Date, or if capable of being cured, has not been cured by Parent or Merger Sub within 30 days after Parent’s receipt of written notice of such breach or failure to perform from the Partnership stating the Partnership’s intention to terminate this Agreement pursuant to this Section 7.01(d) and the basis for such termination (or in any event has not been cured by the Termination Date); provided that the Partnership shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Partnership is then in material breach of any of its material representations, warranties, covenants or agreements hereunder.

Section 7.02         Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.12(c), the indemnification and reimbursement obligations of Parent in Section 5.17, this Section 7.02, Section 7.03, Article VIII and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, the Partnership, the General Partner or their respective directors, officers and Affiliates, except (a) the Partnership and/or the General Partner may have liability as provided in Section 7.03 (subject to the limitations on liability set forth therein), (b) nothing shall relieve any party from any liability or damages to another party for failure to consummate the Transactions when required pursuant to this Agreement; and (c) in the event of a party’s Willful Breach of this Agreement, the non-breaching party shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees).

Section 7.03         Termination Fee.

(a)         The Partnership shall pay to Parent the Termination Fee (less any Parent Expenses previously reimbursed to Parent pursuant to Section 7.03(b)) as promptly as possible (but in any event within 3 Business Days) in the event that:

(i)          this Agreement is terminated by Parent or the Partnership pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii), or by Parent pursuant to Section 7.01(c)(i); provided that (A) a Takeover Proposal shall have been made to the Partnership Board or publicly made, proposed or communicated by a third party after the date of this Agreement and not withdrawn prior to the time this Agreement is terminated and (B) within 12 months of the date this Agreement is terminated, the Partnership consummates or enters into a definitive agreement to consummate any Takeover Proposal or consummates any Takeover Proposal; provided, further, that solely for purposes of this Section 7.03(a)(i), all references to 15% in the definition of “Takeover Proposal” shall be deemed to be references to 50%; or

(ii)         this Agreement is terminated by Parent pursuant to Section 7.01(b)(iv) or Section 7.01(c)(ii) or by the Partnership or Parent pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii) if Parent could have terminated this Agreement pursuant to Section 7.01(b)(iv) or Section 7.01(c)(ii).

(b)          If this Agreement is validly terminated pursuant to Section 7.01(b)(iii), then the Partnership shall pay or cause to be paid the Parent Expenses to Parent or its designee by wire transfer of same-day funds to an account designated by Parent for such payment within two Business Days after such termination.

(c)          As used in this Agreement, “Termination Fee” shall mean a cash amount equal to $9,424,849.

(d)          As used in this Agreement, “Parent Expenses” shall mean a cash amount equal to the documented out-of-pocket expenses (including all reasonable fees and expenses of legal counsel, accountants, investment bankers, experts or consultants) incurred by Parent, Merger Sub and their respective Affiliates in connection with this Agreement and the Transactions up to a maximum amount of $2,513,293.

(e)          Each of the parties hereto acknowledges and agrees: (A) the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and (B) that the Termination Fee and the Parent Expenses, as applicable, are not intended to be a penalty, but rather is liquidated damages in and a reasonable amount that will compensate a party hereto in the circumstances in which such payment is due and payable and which do not involve fraud or a Willful Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If the Partnership fails to pay in a timely manner any amount due pursuant to this Section 7.03, then (1) the Partnership shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (2) the Partnership shall pay to the Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

ARTICLE VIII

MISCELLANEOUS

Section 8.01         No Survival of Representations and Warranties.  This Article VIII and the agreements of the Partnership, Parent and Merger Sub contained in Article II, Section 5.09, Section 5.12(c) and the indemnification and reimbursement provisions Section 5.17 shall survive the Effective Time.  No other representations, warranties, covenants or agreements in this Agreement shall survive the Effective Time; provided, however, no such termination shall relieve any party from liability for any Willful Breach by such party of any provision of this Agreement or actual fraud by such party (which shall not include constructive fraud or similar claims).

Section 8.02         Amendment or Supplement.  At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that (a) any amendment or supplement to this Agreement shall require the approval of the Conflicts Committee and (b) after receipt of the Partnership Unitholder Approval no amendment shall be made which by Law would require the further approval of the Common Unitholders without first obtaining such further approval; provided, further, that no amendment to this Agreement shall be made that would adversely affect the rights of the Financing Sources as set forth in this Section 8.02 or Section 8.06, Section 8.07, Section 8.09 or Section 8.16.

Section 8.03         Extension of Time, Waiver, Etc.At any time prior to the Effective Time, Parent and (with the approval of the Conflicts Committee) the Partnership may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing).  Notwithstanding the foregoing, no failure or delay by the Partnership, the General Partner, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.04         Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding 2 sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 8.04 shall be null and void.

Section 8.05         Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 8.06         Entire Agreement; No Third-Party Beneficiaries.  This Agreement, together with the exhibits and schedules attached hereto, the Partnership Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) other than the Indemnitees as set forth in Section 5.09, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for, if the Effective Time occurs, the right of the Common Unitholders to receive the Common Unit Consideration payable in accordance with Article II of this Agreement.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.03 without notice or liability to any other Person.  Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, the Financing Sources shall be third-party beneficiaries with respect to this Section 8.06 and Section 8.02, Section 8.07, Section 8.09 and Section 8.16.

Section 8.07         Governing Law; Jurisdiction.

(a)         This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely in that state, regardless of the Laws that might otherwise govern under any applicable conflict of laws principles, except that to the extent any claims or provisions of this Agreement relate to statutory duties, obligations and/or statutory provisions of, or arise under, the Laws of the Marshall Islands (including those applicable to the Merger), such claims and provisions shall be governed by and in accordance with the Laws of the Marshall Islands.

(b)       All actions and Proceedings arising out of or relating to the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated by this Agreement (except to the extent any such Proceeding mandatorily must be brought in the Marshall Islands) shall be heard and determined in the courts of the State of Delaware or the federal courts of the United States of America located in the State of Delaware (together, the “Chosen Courts”) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or Proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or Proceeding.  The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  Each party hereto agrees that service of process upon such party in any action or Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.11 of this Agreement, in each case to the fullest extent permitted by applicable Law.  The parties hereto agree that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c)          Notwithstanding the foregoing in clauses (a) and (b) above, each of the parties agree that it will not bring or support any suit, action or proceeding of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Financing or the performance of the transactions related thereto, in any forum other than any New York State or, to the fullest extent permitted under applicable law, federal court sitting in the Borough of Manhattan in The City of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in clauses (a) and (b) mutatis mutandis but with respect to the courts specified in this clause (c).

Section 8.08         Specific Enforcement.  The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement, subject to the terms and conditions of this Agreement.  The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of the Partnership or Parent to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement) in the Chosen Courts, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Partnership nor Parent would have entered into this Agreement.  The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.09         WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING WITH RESPECT TO ANY PROCEEDING OR COUNTERCLAIM THAT INVOLVES THE FINANCING SOURCES.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

Section 8.10         Remedies.  Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity.  The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 8.11          Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed by email), emailed (which is confirmed by facsimile) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent, GP Buyer or Merger Sub, to it at:

New Fortress Energy Inc.
111 W. 19th Street, 8th Floor
New York, New York 10011

Attn:                     Cameron D. MacDougall
Email:                  cmacdougall@fortress.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

Attention:             Joseph A. Coco
Facsimile:            212-735-2000
Email:                   joseph.coco@skadden.com

Attention:             Thomas W. Greenberg
Facsimile:            212-735-2000
Email:                  thomas.greenberg@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana St, Suite 6800
Houston, TX 77002

Attention:             Eric C. Otness
Facsimile:            713-483-9135
Email:                  eric.otness@skadden.com

If to the Partnership, to:

Golar LNG Partners LP
6th Floor, The Zig Zag
70 Victoria Street
London SW1E 65Q
United Kingdom

Attention:             Karl Staubo
Email:                  karl.staubo@golar.com

with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th Floor
Houston, Texas 77002-5200

Attention:             John Goodgame, Lisa Hearn
Facsimile:            713-236-0822
Email:                  jgoodgame@akingump.com; lhearn@akingump.com

If to the General Partner, to:

Golar GP LLC
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11, Bermuda
Attention:               Karl Staubo
Facsimile:              +44 (0)207 063 7901
Email:                    karl.staubo@golar.com
                              GMLLegal@golar.com

with copies (which shall not constitute notice) to:

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112

Attention:             Michael Swidler
Facsimile:            212-259-2511
Email:                  michael.swidler@bakerbotts.com

Baker Botts L.L.P.
700 K Street, N.W.
Washington, DC 20001

Attention:             Catherine Gallagher
Email:                  Catherine.gallagher@bakerbotts.com

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.12         Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate to attempt to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13         Definitions.

(a)          As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Partnership from and after the date of this Agreement that contains provisions that are not materially less favorable in the aggregate to the Partnership than those contained in the Confidentiality Agreement.

“Action” means legal actions, causes of action, claims, demands, controversies, disputes, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, all applicable non-U.S. antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Burdensome Condition” means, unless specifically waived in writing by Parent at its discretion, anything that shall require Parent or any Parent Subsidiary or permit the Partnership or any Partnership Subsidiary to undertake any efforts or to take any action (including accepting or agreeing to any terms, conditions, liabilities, obligations, commitments or sanctions relating to the operation of the business of Parent or any of its Subsidiaries, the Partnership or any of its Subsidiaries or otherwise or proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Parent or the Partnership or their respective Subsidiaries) if the taking of such efforts or action, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on (i) the Partnership and its Subsidiaries, taken as a whole, (ii) Parent, or (iii) Parent, after giving effect to the Transaction (taking into account the expected benefits of the Transaction to Parent); provided that, in the case of clauses (ii) and (iii), the materiality of any adverse effect shall be measured against the size of the assets and business of the Partnership and its Subsidiaries, taken as a whole.

“Business Day” means a day except a Saturday, a Sunday or other day on which the banks in the City of New York are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Unit” has the meaning set forth in the Partnership Agreement.

“Common Unitholders” means the holders of Common Units.

“Covered Proposal” means a Takeover Proposal, substituting “75%” for each occurrence of “15%” in the definition of “Takeover Proposal”.

“COVID-19” means the COVID-19 pandemic, including any evolutions or mutations of the COVID-19 disease, and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third-party right or encumbrance of any kind or nature.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with the Partnership within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code and the regulations thereunder.

“Exchange Act” means Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements including any engagement letters or commitment letters, in each case, in connection with any debt or equity financing in connection with the transactions contemplated hereby, and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the lenders and investors thereunder, together with their Affiliates, officers, directors, employees, agents and representatives involved in such financing and their successors and assigns; it being understood that Parent, GP Buyer and Merger Sub shall not be Financing Sources for any purposes hereunder.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, arbitral body or self-regulated entity, tribunal, commission or authority or other legislative, executive or judicial Governmental Authority, whether federal, national, provincial, state, local, foreign or multinational.

“GP Unit” means a “General Partner Unit” as such term is defined in the Partnership Agreement.

“Hazardous Materials” means (a) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, mold, greenhouse gasses, radioactive substances, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), and chlorofluorocarbons and all other ozone-depleting substances and (b) any other chemical, material, substance or waste that is regulated by or for which liability or standards of conduct may be imposed pursuant to Environmental Laws.

“Incentive Distribution Right” has the meaning set forth in the Partnership Agreement.

“Indebtedness” of any Person means: (a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) arising out of swaps, options, forward sales contracts, derivatives and other hedging, cap, collar or futures Contracts, financial instruments or arrangements; and (f) indebtedness of others (other than any wholly owned Subsidiary of such Person) as described in clauses (a) through (f) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

 “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application and patent right; any trademark, service mark, trade name, business name and brand name, including any and all goodwill associated therewith; any copyright and database rights; any internet domain name; and any trade secret, know-how and other information of a proprietary nature.

“Knowledge” means, (i) with respect to the Partnership, the actual knowledge of the individuals listed on Section 8.13 of the Partnership Disclosure Schedule, after due inquiry of their direct reports, and (ii) with respect to Parent or Merger Sub, the actual knowledge of the individuals listed on Section 8.13 of the Parent Disclosure Schedule, after due inquiry of their direct reports.

“Liens” means any pledges, liens, claims, options, charges, mortgages, Encumbrances or security interests of any kind or nature.

“Limited Partner” has the meaning set forth in the Partnership Agreement.

“Marshall Islands LLC Act” means the Marshall Islands Limited Liability Company Act of 1996, as amended.

“Marshall Islands LP Act” means the Marshall Islands Limited Partnership Act, as amended.

“Material Adverse Effect” means, with respect to the Partnership and its Subsidiaries, (a) a material adverse effect on the ability of the Partnership or its Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (b) any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Partnership and its Subsidiaries, taken as a whole; provided, however, that, in the case of clause (b) any changes, effects, events or occurrences to the extent resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which the Partnership or its Subsidiaries operates; (ii) the announcement, pendency or consummation of this Agreement or the transactions contemplated hereby or the performance of this Agreement (including the impact thereof on relationships with customers or employees); provided that this clause shall not apply to the representations and warranties set forth in Section 3.03; (iii) any change in the market price or trading volume of Common Units (it being understood and agreed that the foregoing shall not preclude any other Party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war or terrorism (or the escalation of the foregoing), epidemics or pandemics (including COVID-19 and any COVID-19 Measures) or natural disasters or other force majeure events; (v) changes in any applicable Laws or regulations applicable to the Partnership or its Subsidiaries, GAAP or applicable accounting regulations or principles or the interpretation thereof; (vi) any Proceedings commenced by or involving any current or former member, partner or stockholder of the Partnership or its Subsidiaries (on their own or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby; (vii) changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities; (viii) any action taken by the Partnership or its Subsidiaries that is expressly required by the covenants set forth herein (other than Section 5.01) or at Parent’s express written request or with Parent’s written consent, or the failure to take any action by the Partnership or its Subsidiaries if that action is prohibited by this Agreement and the Parent did not consent to such action; and (ix) any action taken by Parent or any of its Affiliates (including termination by Parent or any of its Affiliates of any contract between such Person and the Partnership or any of its Subsidiaries); provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on the Partnership and its Subsidiaries, as compared to other companies operating in the industries in which the Partnership and its Subsidiaries operate, in which case only the incremental disproportionate adverse effect of such changes, effects, events or occurrences shall be taken into account for the purpose of determining whether there has been or would reasonably be expected to be a Material Adverse Effect.

“Nasdaq” means the Nasdaq Global Select Market.

“Ordinary Course” means, with respect to any Person, the conduct by a Person of the relevant business in the ordinary course.

“Parent Bylaws” means the Bylaws of Parent, as amended to the date of this Agreement.

“Parent Charter” means the Certificate of Incorporation of Parent, as from time to time amended.

“Parent Material Adverse Effect” means, with respect to Parent and its Subsidiaries, a material adverse effect on the ability of Parent or its Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby and by the Transfer Agreement in accordance with the terms hereof and thereof.

“Parent Organizational Documents” means the Parent Charter and the Parent Bylaws.

“Partnership Agreement” means the Partnership’s Third Amended and Restated Agreement of Limited Partnership, as amended to the date of this Agreement.

“Partnership Board Recommendation” means the recommendation by the Partnership Board of the adoption and approval of this Agreement and the Transactions to the Common Unitholders.

“Partnership Charter” means the Partnership’s Certificate of Limited Partnership, as amended to the date of this Agreement.

“Partnership Interest” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants, restricted units and appreciation rights relating to an equity interest in the Partnership), including common units, preferred units, general partner units and Incentive Distribution Rights.

“Partnership Intervening Event” means any event, development or occurrence that is material to the Partnership and its Subsidiaries, taken as a whole, that was not known or reasonably foreseeable to the Partnership Board on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable to the Partnership Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Partnership Board after the date hereof and prior to the Partnership Unitholder Approval; provided, however, that in no event shall any of the following effects, changes, events, facts, conditions, developments or occurrences be taken into account in determining whether an Intervening Event has occurred: (A) the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or direct or indirect consequence thereof; (B) any effect, change, event, fact, condition, development or occurrence generally affecting (1) the petroleum industry generally or the marine-based LNG midstream or downstream industries (including the related terminaling, storage, processing and marketing industries), including regulatory conditions (or changes therein) of any other industry in which the Partnership and its Subsidiaries operate, or (2) the economy, credit, financial, capital or commodities markets in the countries in which the Partnership or its Subsidiaries operate, or elsewhere in the world, including changes in interest or currency exchange rates; or (C) the fact that, in and of itself, the Partnership or any of its Subsidiaries exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period ending after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Common Units on the Nasdaq (it being understood that the underlying facts giving rise or contributing to such events may be taken into account in determining whether there has been an Intervening Event if such facts are not otherwise excluded under this definition)

“Partnership Organizational Documents” means the Partnership Charter and the Partnership Agreement and the partnership agreement and charter (or similar organizational documents) of each Subsidiary of the Partnership.

“Partnership Phantom Unit” means an award of notional Common Units granted under a Partnership Plan that is payable in Common Units or the value of which is determined by reference to the value of Common Units.

“Partnership Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, including any compensation, equity or equity-based compensation, bonus, incentive compensation, management incentive scheme, employment, change in control, retention, retirement, pension, post-employment benefits, supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, health or medical benefits, employee assistance program, welfare, hospitalization, life, accidental death and dismemberment, long-term disability or short-term disability, sick-leave, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement, in each case, whether written or unwritten and whether or not subject to ERISA, for any current or former employee, director, officer or individual service provider of the Partnership or any of its Subsidiaries, which is maintained, administered, sponsored, participated in, contributed to or required to be contributed to by the Partnership or any of its Subsidiaries, or with respect to which the Partnership or any of its Subsidiaries could reasonably be expected to have any liability; provided that, in no event shall a Partnership Plan include any plan, program, arrangement or practice that is implemented, administered or operated by a Governmental Authority.

“Partnership Preferred Unit” means a Series A Preferred Unit, as defined in the Partnership Agreement.

“Partnership Unitholder Approval” means approval of holders of a Unit Majority.

“Permitted Encumbrances” means with respect to any Person, (a) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the Ordinary Course and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location; (b) zoning, entitlement, building and other land-use regulations imposed by Governmental Authorities having jurisdiction over such real property, (c) statutory Encumbrances for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings and are adequately reserved for in accordance with GAAP; (d) mechanics’, carriers’, workers’, repairers’ and similar statutory Encumbrances arising or incurred in the Ordinary Course for amounts which are not delinquent or which are being contested by appropriate Proceedings; (e) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current or anticipated use and operation of such real property; (f) any right of way or easement related to public roads and highways; (g) Encumbrances arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation; (h) Encumbrances arising from the terms of the leases and other instruments creating such title or interest that do not materially affect the value or materially impair the use or operation of such property; (i) maritime and other Encumbrances arising by operation of law or otherwise in the Ordinary Course that do not impair value or materially impair the operation of the business of the Partnership; (j) Encumbrances arising under the $800 million Senior Secured Facilities Agreement, dated as of April 27, 2016, among Golar Operating, the Partnership and the guarantors and lenders party thereto, as amended; (k) Encumbrances under the Shareholders Agreement in respect of Faraway Maritime Shipping Company, dated June 14, 1997, as amended August 8, 2016; (l) Encumbrances arising under and related to the Lease Agreement dated August 27, 2003 among A&L CF June (3) Limited and Golar LNG 2215 Corporation, as amended, in respect of the Methane Princess, which shall be released at Closing; (m) Encumbrances arising under and related to the Share Security Deed dated November 25, 2015, by and between Golar Operating and Sea 23 Leasing Co. Limited, in respect of the Golar Eskimo; and (n) Encumbrances arising under and related to the $175,000,000 Term Loan and Revolving Loan Facility in respect of the Nusantara Regas Satu.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Proceeding” means any (a) action, claim, suit, investigation, charge, complaint, review, litigation, audit, inquiry or other hearing or proceeding by or before any Governmental Authority, whether civil, criminal, administrative, investigative or otherwise and whether or not such proceeding results in a formal civil or criminal litigation or regulatory action, (b) arbitration or (c) mediation.

“Proxy Statement” means the proxy statement relating to the Partnership Unitholders’ Meeting (as amended or supplemented from time to time).

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the Environment.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Subsidiaries, controlled Affiliates and other representatives.

“SEC” means the United States Securities and Exchange Commission.

“Series A Distributions” has the meaning set forth in the Partnership Agreement.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing 50% or more of the equity or 50% or more of the ordinary voting power (or, in the case of a partnership, 50% or more of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Superior Proposal” means a bona fide written Covered Proposal that did not result from a material breach of Section 5.04, which the Partnership Board (acting on the recommendation of the Conflicts Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel), and taking into account all legal, regulatory, financial, financing and other aspects of the Covered Proposal deemed relevant by the Partnership Board (including payment of any termination fee) (a) is on terms and conditions more favorable from a financial point of view to the Partnership, including the Common Unitholders, than those contemplated by this Agreement, (b) the conditions to the consummation of which are all reasonably capable of being satisfied in the reasonable opinion of the Conflicts Committee and (c) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Conflicts Committee.

“Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) sale, lease, exchange, transfer or other disposition of 15% or more of the fair market value of the assets of the Partnership and its Subsidiaries, taken as a whole, (ii) sale of Common Units or other securities representing 15% or more of the Common Units of the Partnership, including by way of a tender offer or exchange offer or (iii) merger, amalgamation, consolidation, exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Partnership or any of its Subsidiaries pursuant to which such Person (or the shareholders of any Person) would acquire, directly or indirectly, 15% or more of the aggregate voting power of the Partnership or the surviving entity in a transaction involving the Partnership or the resulting direct or indirect parent of the Partnership or such surviving entity in any such transaction, in each case, other than the Transactions.

“Transfer Agreement” means that certain Transfer Agreement between GP Parent and GP Buyer in substantially the form attached hereto as Exhibit A.

“Unit Majority” has the meaning set forth in the Partnership Agreement.

“Willful Breach” means a material breach of this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching party with the Knowledge that the taking of or the omission of taking such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

(b)          The following terms are defined in the section of this Agreement set forth after such term below:

Terms Not Defined in Section 8.13(a)
Section

2019 Form 20-F	Section 3.05(b)
Adverse Recommendation Change	Section 5.03
Agreement	Preamble
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Unit	Section 2.01(c)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.02
Chosen Courts	Section 8.07(b)
Closing	Section 1.06
Closing Date	Section 1.06
Common Unit Consideration	Section 2.01(c)
Confidentiality Agreement	Section 5.08(a)
Conflicts Committee	Recitals
Conflicts Committee Financial Advisor	Section 3.23
Contract	Section 3.03(d)
D&O Tail Insurance	Section 5.09(b)
Effective Time	Section 1.02
Environmental Laws	Section 3.16
Environmental Permits	Section 3.16
Exchange Fund	Section 2.02(a)
Existing Confidentiality Agreement	Section 5.04(a)
Existing Debt Documents	Section 5.12(f)
Financial Statements	Section 3.05(b)
Financing	Section 5.12(a)
General Partner	Preamble
GP Buyer	Preamble
GP Parent	Recitals
GP Transfer	Recitals
Hazardous Material	Section 3.16
Indemnitee	Section 5.09(a)
Joint Venture Contracts	Section 3.18
Joint Venture Entity	Section 3.02(d)
Joint Venture Interests	Section 3.02(d)
Latest Balance Sheet	Section 3.05(b)
Laws	Section 3.08(a)
Maximum Amount	Section 5.09(b)
Merger	Recitals
Merger Sub	Preamble

Merger Sub Units	Section 2.01
OFAC	Section 3.21(b)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Filed SEC Documents	Article IV
Partnership	Preamble
Partnership 2020 SEC Documents	Section 3.05(a)
Partnership Board	Recitals
Partnership Disclosure Schedule	Article III
Partnership Filed SEC Documents	Article III
Partnership Material Contracts	Section 3.17(a)
Partnership Notice Period	Section 5.03(b)(i)
Partnership Option	Section 2.04
Partnership Securities	Section 3.02(b)
Partnership Unitholders’ Meeting	Section 5.02(b)
Paying Agent	Section 2.02(a)
Permits	Section 3.08(b)
Pre-Closing Period	Section 5.01(a)
Pre-Closing Reorganization	Section 5.17(a)(i)
Required Regulatory Approvals	Section 6.01(b)
Sanctions	Section 3.21(a)
Sanctions	Section 3.21(a)
Sanctioned Country	Section 3.21(a)
Sanctioned Persons	Section 3.21(a)
Securities Act	Section 3.02(c)
Significant Customer	Section 3.19
Surviving Entity	Section 1.01
Surviving Entity Units	Section 2.01(a)
Tail Period	Section 5.09(b)
Takeover Law	Section 3.13
Tax	Section 3.09(p)
Tax Returns	Section 3.09(p)
Termination Date	Section 7.01(b)(i)
Termination Fee	Section 7.03(a)(ii)
Transactions	Recitals
Transfer Taxes	Section 5.06
Vessel	Section 3.15

Section 8.14         Fees and Expenses.  Except as otherwise set forth in this Agreement, whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the other Transactions shall be paid by the party incurring or required to incur such fees or expenses.

Section 8.15         Interpretation.

(a)          When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The terms “or”, “any” and “either” are not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”. The phrase “provided or made available” with respect to the Partnership or any of its Subsidiaries shall be construed to mean posted and accessible to Parent in the “Project Lobos VDR” data site operated by Intralinks, Inc., and which has been posted to such data site prior to the execution and delivery of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein; provided that with respect to agreements and instruments, any such amendment, modification or supplement made after the date of this Agreement shall be made in accordance with Section 5.01(a).  Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States.  References to a Person are also to its permitted assigns and successors.  Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty.

(b)       The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

Section 8.16         Non-Recourse Against Financing Sources; Waiver of Certain Claims.  Each of the Partnership, on behalf of itself and its Affiliates, and the General Partner, on behalf of itself and its Affiliates, hereby agrees that none of the Financing Sources shall have any liability or obligations to the Partnership, the General Partner or any of their respective Affiliates  relating to this Agreement or any of the transactions contemplated hereby (including with respect to the Financing). Each of the Partnership, on behalf of itself and its Affiliates, and the General  Partner, on behalf of itself and its Affiliates, hereby waives any and all claims and causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Financing Sources  that may be based upon, arise out of or relate to this Agreement, any financing commitment or the transactions contemplated hereby (including the Financing).

[The remainder of the page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

GOLAR LNG PARTNERS LP

By:	/s/ Karl Fredrik Staubo
Name: Karl Fredrik Staubo
Title: Authorized Signatory

GOLAR GP LLC

By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Director

[Signature page to Agreement and Plan of Merger]

NEW FORTRESS ENERGY INC.

By:	/s/ Christopher Guinta
Name: Christopher Guinta
Title: Chief Financial Officer

LOBOS ACQUISITION LLC

By:	/s/ Christopher Guinta
Name: Christopher Guinta
Title: Director

NFE INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Christopher Guinta
Name: Christopher Guinta
Title: Director

[Signature page to Agreement and Plan of Merger]